      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1997



                                                       REGISTRATION NO. 333-7373

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          CONSOLIDATED PRODUCTS, INC.
             (Exact name of registrant as specified in its charter)

                       INDIANA                                                   37-0684070
              (State of Incorporation)                                        (I.R.S. Employer
                                                                             Identification No.)

                              500 CENTURY BUILDING
                          36 SOUTH PENNSYLVANIA STREET
                          INDIANAPOLIS, INDIANA 46204
                                 (317) 633-4100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                 JAMES W. BEAR
                          CONSOLIDATED PRODUCTS, INC.
                              500 CENTURY BUILDING
                          36 SOUTH PENNSYLVANIA STREET
                          INDIANAPOLIS, INDIANA 46204
                                 (317) 633-4100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                        Copies of all communications to:

                                BERKLEY W. DUCK
                           ICE MILLER DONADIO & RYAN
                         ONE AMERICAN SQUARE, BOX 82001
                        INDIANAPOLIS, INDIANA 46282-0002

                                 (317) 236-2100


                            ------------------------



    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.



    If the only securities registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]



    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]



    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 21, 1997


PROSPECTUS


                                1,000,000 SHARES


                          CONSOLIDATED PRODUCTS, INC.

CONSOLIDATED PRODUCTS LOGO        COMMON STOCK                STEAK N SHAKE LOGO


     Consolidated Products, Inc. (the "Company") hereby offers up to 1,000,000 shares of Common Stock, to be sold either directly to investors on its own behalf or through agents to be designated from time to time, on terms to be determined at the time or times of sale. A supplement to this Prospectus setting forth the terms of each issuance of the shares being offered hereby including the purchase price of the shares, the name or names of any agents and any selling commissions or other compensation from the Company and the proceeds to the Company from such sale will be delivered together with this Prospectus. See "Plan of Distribution."



     The Common Stock is traded on the New York Stock Exchange under the symbol "COP." On May 20, 1997, the last sale price of the Common Stock as reported on the New York Stock Exchange was $17.63 per share. See "Price Range of Common Stock."


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                           -------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                           -------------------------



                                           , 1997

                               PROSPECTUS SUMMARY



     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and related notes thereto appearing elsewhere or incorporated by reference in this Prospectus. Unless the context requires otherwise, all references to the "Company" in this Prospectus include Consolidated Products, Inc. and its subsidiaries.


                                  THE COMPANY


     The Company is engaged primarily in the ownership, operation and franchising of Steak n Shake(R) restaurants through its wholly-owned subsidiary, Steak n Shake, Inc. ("Steak n Shake"). Founded in 1934 in Normal, Illinois, Steak n Shake is one of the oldest restaurant chains in the country. Steak n Shake's reputation and long-standing customer loyalty have been earned over many years by the consistent quality of the dining experience. As of May 7, 1997 Steak n Shake had 182 Company-operated restaurants and 52 franchised restaurants located in 13 midwestern and southeastern states.



     The Steak n Shake concept occupies a distinctive market niche offering full-service dining room and counter seating as well as drive-thru and carry-out service. Counter and dining room sales are approximately two-thirds of the sales mix while sales for consumption off the premises represent approximately one-third of the sales mix. All food is freshly prepared, made-to-order and promptly served on china with flatware and glassware by friendly wait staff. Steak n Shake offers a core menu of steakburgers made from 100% pure U.S. beef, including cuts of t-bone, strip and sirloin steaks, thin and crispy french fries and hand-dipped milk shakes. Over the years, Steak n Shake has responded to changing customer tastes with greater menu variety without losing its focus or customer appeal, by making carefully planned menu additions such as a grilled chicken breast sandwich, beef and chicken taco salads and various homestyle soups and salads. Steak n Shake believes that its restaurants offer a significantly higher quality food product, ambiance and service level than is available in fast-food restaurants, at only a slightly higher price.



     Steak n Shake restaurants are generally open 24 hours a day, seven days a week, and in addition to the core menu offer a breakfast menu from 2:00 a.m. until 11:00 a.m. During fiscal 1996, lunch and dinner sales accounted for approximately 37% and 44% of sales, respectively, while breakfast and late night sales accounted for 7% and 12% of sales, respectively. The average check was $5.00 per person, although the average check during the peak lunch and dinner hours was $5.50 and $5.75, respectively.


     Steak n Shake restaurants have a distinctive exterior appearance and interior decor. The exterior design of a Steak n Shake restaurant has the unique character of a branded logo embracing building shape, awning detail, building graphics and pylon signing. The interior decor is reminiscent of the nostalgic diner era using chrome, glass, neon and tile in a contemporary manner. Food preparation takes place in view of the customer, as reflected by Steak n Shake's slogan "In Sight It Must Be Right(R)".


     In fiscal 1992, the Company embarked upon an expansion program that contemplated the addition of 39 new Company-operated Steak n Shake units by the end of fiscal 1997. However, by the end of fiscal 1996, the Company had exceeded this goal by opening 67 Company-operated restaurants in four fiscal years. During fiscal 1997, the Company expects to open 33 Company-operated restaurants, of which 21 were open and eleven were under construction as of May 7, 1997.



     Due to the success of the new restaurants and the progress made in further developing its infrastructure and organizational quality, the Company has gradually increased the objectives of the expansion plan in each of the years subsequent to fiscal 1992. The Company's five-year plan for fiscal 1997 through fiscal 2001 calls for an annual increase of at least 20% in the number of Company-operated Steak n Shake units. In addition to the 242 Company-operated units contemplated by the plan, the Company intends to expand its franchise system during the five-year period. The plan, if successful, would result in approximately 500 systemwide Steak n Shake restaurants by the end of fiscal 2001, of which approximately 400 would be Company-operated.



     The Company's expansion strategy is based upon a strategic cluster marketing approach in existing and contiguous markets. The execution of this market intensification strategy involves opening a sufficient number of restaurants in a television media market in order to implement effectively Steak n Shake's marketing program which focuses on building brand awareness, understanding of the Steak n Shake concept and customer loyalty. The addition of Company-operated restaurants in markets where the Company's television marketing effort has been implemented allows the Company to leverage its advertising costs over more units and to benefit from management efficiencies. In existing markets, the Company's media advertising expenditures are intended to create high levels of customer recognition and immediate market acceptance for new units. The Company's new restaurants opened in existing media markets have typically experienced higher than average sales volumes. In new market areas, the Company's strategy is to construct a cluster of units to allow the Company to begin the effective use of television media advertising within a relatively short period of time.



     For the 52 weeks ended April 9, 1997, the 149 Company-operated Steak n Shake restaurants open throughout the period generated average restaurant revenues of approximately $1,337,000 and average restaurant cash flow before rent, depreciation and amortization of approximately $419,000 (or 31.4% of revenues). For this same period, the 26 Company-operated Steak n Shake restaurants opened during the 52 weeks ended April 10, 1996 generated average restaurant revenues of approximately $1,475,000 and average restaurant cash flow before rent, depreciation and amortization of approximately $451,000 (or 30.6% of revenues). The Company purchased the land for 20 of these 26 restaurants, and the average total investment to open these 20 restaurants including land, site improvements, building and equipment was approximately $1,376,000.


     The principal executive offices of the Company, an Indiana corporation, are located at 500 Century Building, 36 South Pennsylvania Street, Indianapolis, Indiana 46204, and its telephone number is (317) 633-4100.

                                  THE OFFERING


Common Stock offered by the Company.....      1,000,000 shares



Common Stock to be outstanding after the
offering................................     16,522,106 shares(1)


Use of proceeds.........................     To repay indebtedness, finance the
                                             development of additional Steak n
                                             Shake restaurants and for general
                                             corporate purposes.


New York Stock Exchange symbol..........     COP

-------------------------

(1) Does not include 688,892 shares subject to issuance as of May 21, 1997 pursuant to awards granted under the Company's employee and director stock plans.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                          TWENTY-EIGHT
                                                                                                         WEEKS ENDED(1)
                                                         FISCAL YEAR(1)                             -------------------------
                                    ---------------------------------------------------------       APRIL 10,       APRIL 9,
                                       1992        1993        1994        1995        1996           1996            1997
                                       ----        ----        ----        ----        ----         ---------       --------
                                    (53 WEEKS)
STATEMENT OF EARNINGS DATA:
Revenues..........................   $127,444    $134,156    $161,173    $190,133    $229,421       $114,668        $133,835
Earnings before income taxes......      7,022       8,411      11,324      16,126      20,934          9,040          11,412
Net earnings......................      4,172       5,191       7,174      10,026      13,009          5,580           7,032
Net earnings per common and common
  equivalent share:
    Primary.......................   $    .50    $    .56    $    .73    $    .78(2) $    .84(2)    $    .36        $    .45
    Fully diluted.................        .36         .41         .53         .68         .84            .36             .45
Weighted average shares and
  equivalents (000's):
    Primary.......................      8,280       9,263       9,832      12,816(2)   15,520(2)      15,463          15,701
    Fully diluted.................     13,737      14,548      15,033      15,334      15,563         15,504          15,723
STEAK N SHAKE RESTAURANT OPERATING
  DATA:
Percentage change in Company-
  operated same store sales(3)....       11.5%        5.9%        8.9%        5.7%       (0.9%)(4)      (1.3%)(4)       (0.2%)(4)
Average unit net sales for
  Company-operated units(5).......   $  1,008    $  1,078    $  1,195    $  1,279    $  1,304       $    675        $    675(6)
Percentage change in average unit
  net sales.......................       12.9%        6.9%       10.9%        7.0%        2.0%           1.0%            0.1%(6)
Systemwide sales..................   $141,088    $150,672    $185,776    $226,261    $286,747       $141,840        $167,039
Number of restaurants open at end
  of period:
    Company-operated..............        104         108         118         137         161            149             180
    Franchised....................         16          19          23          34          47             43              49
                                     --------    --------    --------    --------    --------       --------        --------
Total.............................        120         127         141         171         208            192             229
                                     ========    ========    ========    ========    ========       ========        ========

                                                                                                                    APRIL 9,
                                                                                                                      1997
                                                                                                                    --------
STATEMENT OF FINANCIAL POSITION DATA:
Total assets.................................................................................................       $150,180
Total debt, including current portion........................................................................         53,358
Shareholders' equity.........................................................................................         66,105


-------------------------
(1) For accounting purposes, the Company has adopted a 52/53 week fiscal year ending on the last Wednesday in September. The second quarter consists of 16 weeks with the first, third and fourth quarters each consisting of 12 weeks (13 weeks in the fourth quarter of a 53-week fiscal year).

(2) Primary earnings per share are not comparable to the respective prior periods because of the increase in the number of shares outstanding arising from the conversion of the Company's 10% Subordinated Convertible Debentures (the "Debentures") into Common Stock effective April 3, 1995.

(3) The term "same store sales" refers to the sales of only those units open for at least six months prior to the beginning of the periods being compared.


(4) Same store sales increased 1.3% (fiscal year 1996), 3.0% (28 weeks ended April 9, 1997) and 0.9% (28 weeks ended April 10, 1996) after excluding existing units in close proximity (generally three miles) to new units opened during the periods.


(5) Average unit net sales are for units that have been open during the entire fiscal period.


(6) The Company believes that the soft retail environment, together with fewer shopping days between Thanksgiving and Christmas, had a somewhat negative effect on average unit volume in the current fiscal year compared to the prior fiscal year.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

EXPANSION STRATEGY


     The Company's five-year plan for fiscal 1997 through fiscal 2001 calls for an annual increase of at least 20% in the number of Company-operated Steak n Shake units. In addition to the 242 Company-operated units contemplated by the plan, the Company intends to expand its franchise system during the five-year period. The plan, if successful, would result in approximately 500 systemwide Steak n Shake restaurants by the end of fiscal 2001, of which approximately 400 would be Company-operated. The Company's strategy is to develop Company-operated units primarily in existing market areas and in markets contiguous thereto, and to pursue expansion into other market areas through franchise relationships.



     The ability of the Company to meet its expansion goals will be dependent upon continued success in addressing the factors relevant to its expansion plan. Those factors include, but are not limited to: the selection and availability of attractive sites for new restaurants; the negotiation of acceptable purchase or lease terms for restaurant sites; the availability of adequate financing both to the Company and to its franchisees; the Company's ability to attract qualified franchisees and the ability of franchisees to perform their obligations to the Company; the ability of the Company to hire, train and retain competent managers and other personnel; the ability of the Company to obtain necessary governmental permits and approvals; and suitable economic and business conditions in the markets in which restaurants are to be located. Certain of the factors on which the success of the plan depends are not within the control of the Company.



     The Company intends to continue to employ the management philosophies and expansion criteria that it has followed since 1992. However, there can be no assurance that new restaurants will continue to generate sales or profit margins consistent with those of existing Company-operated restaurants, or that the Company will not encounter unanticipated problems or liabilities in connection with new restaurants. There can be no assurance that the Company will be successful in opening the anticipated number of restaurants as scheduled. The opening of new restaurants has adversely affected sales for a period thereafter at existing Company-operated restaurants in close proximity to those new restaurants. Due to its market intensification strategy, the Company expects that other existing Company-operated restaurants in close proximity to new restaurants will be affected similarly in the future.



     Management believes that the Company's existing borrowing capacity, the proceeds of this offering and anticipated cash flow from operations will be adequate to meet the working capital needs of the Company and provide the funds needed for the expansion plan through fiscal 1998. The Company's ability to meet the objectives of its expansion plan beyond fiscal 1998 also will be dependent upon its ability to obtain additional capital through borrowings, the issuance of equity and/or debt securities or sale and leaseback transactions. The Company has no commitments with respect to any such additional financing. The Company believes that any difficulty that the Company might experience in meeting the objectives of its expansion plan resulting from the unavailability of additional financing would not in and of itself materially adversely affect the profitability of its existing operations. There can be no assurance that such financing will be available or, if available, will be on terms which will be acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Expansion Strategy."


GEOGRAPHIC CONCENTRATION


     For the 52 weeks ended April 9, 1997, approximately 24%, 22% and 15% of the Company's net sales were derived from the St. Louis, Missouri, Indianapolis, Indiana and central Florida markets, respectively. As a result, the Company's results of operations may be materially affected by weather, economic or business conditions within these markets. Also, given the Company's present geographic concentration, adverse publicity relating to Steak n Shake restaurants could have a more pronounced adverse effect on the Company's overall sales than might be the case if the Company's restaurants were more broadly dispersed.

     Due to the Company's geographic concentration, the Company has limited experience in penetrating new markets, and there can be no assurance that the restaurants located in new markets will perform in a manner consistent with the restaurants in the Company's core markets.

THE RESTAURANT INDUSTRY

     Historically, the restaurant industry has been affected by changes in consumer tastes and by national, regional and local economic conditions and demographic trends. The performance of individual restaurants may be affected by factors such as traffic patterns, demographic factors and the type, number and location of competing restaurants. Although management believes that the Company has successfully responded to changes in the restaurant industry, in the future factors such as inflation, increased food, labor and employee benefit costs and the lack of availability of experienced management personnel and hourly employees could adversely affect the restaurant industry in general and the Company's restaurants in particular.

COMPETITION


     The restaurant business is one of the most intensely competitive industries in the United States, with price, menu offerings, location and service all being significant competitive factors. The Company faces competition for sites on which to locate new restaurants and for personnel, as well as for customers. The Company's competitors include national, regional and local chains as well as local owner-operated establishments. Although the Company believes its resources are adequate for its operations and expansion plan through fiscal 1998, there are established competitors with financial and other resources greater than those of the Company in all of the Company's current and proposed future market areas and the continued success of the expansion plans will be dependent upon management's effectiveness in responding to these competitive factors in the markets selected for development.


RISKS ASSOCIATED WITH FRANCHISING


     The development of the franchised Steak n Shake restaurants included in the current five-year expansion plan will be dependent upon the Company entering into agreements for the construction of the additional franchised restaurants and upon the ability of existing franchisees to meet their commitments for the opening of new restaurants in their respective development areas. The Company's existing development agreements require franchisees to construct 25 additional restaurants by the end of fiscal 2001. There can be no assurance that the franchisees will strictly adhere to these development commitments. Of the Company's existing franchise relationships, one is with a corporation controlled by E. W. Kelley, Chairman of the Company, and in which five other directors of the Company have an indirect financial interest. Although the Company's expansion plan does not contemplate the entry into a large number of new franchise relationships, the Company competes for qualified franchisees with a wide variety of investment opportunities, and there can be no assurance that the Company will be able to attract qualified franchisees to meet its overall expansion goals. The success of the Company's franchisees ultimately will be dependent upon matters over which the Company has limited direct control including the management skills and financial resources of the franchisees. The factors that could affect the Company's expansion strategy also could affect the ability of franchisees to meet their commitments to the Company. See "-- Expansion Strategy" and "Business -- Franchising."


GOVERNMENT REGULATION


     The Company's business is subject to extensive state and local government regulation, including regulations relating to building, public health, safety and fire codes. The failure to obtain or retain required licenses could adversely affect the operations of the Company's restaurants. Delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area. The Company's business is also subject to other government actions that are beyond the Company's control, including increases in the minimum hourly wage requirements, worker's compensation insurance rates, unemployment and other taxes. These and other initiatives could adversely affect the restaurant industry in general and the Company's results of operations in particular. The Company's franchising activities are subject to federal and state regulations governing the content of franchise offering materials and to certain state registration requirements. Compliance with these requirements could delay or prevent the marketing of franchises.

DEPENDENCE ON KEY PERSONNEL


     The Company is dependent upon the continued availability of the services of Alan B. Gilman, its President and Chief Executive Officer, and its other executive officers who collectively have been with the Company an average of approximately ten years. The loss of the services of Mr. Gilman or other key personnel could have a material adverse effect on the Company's business. The directors and executive officers of the Company, as a group, are the beneficial owners of approximately 30.8% of the outstanding Common Stock, and will own approximately 28.9% of the outstanding Common Stock upon completion of this offering. See "Management" and "Principal Shareholders."


CONTROL BY E. W. KELLEY AND AFFILIATES


     As of April 30, 1997, E. W. Kelley, Chairman of the Company, was the beneficial owner of 2,646,970 shares, or 17.1% of the outstanding Common Stock, and will be the beneficial owner of 16.0% of the outstanding Common Stock following this offering. Included in the shares beneficially owned are 1,424,106 shares owned by Kelley & Partners, Ltd., a limited partnership of which Mr. Kelley and S. Sue Aramian, the Vice Chairwoman and a director of the Company, are managing general partners, two other directors are general partners and two other directors are limited partners. The significant investment and management positions of Mr. Kelley and his affiliates may allow them to continue to exercise effective control over the affairs of the Company following the completion of this offering. See "Management" and "Principal Shareholders."


     Mr. Kelley and certain of his affiliates have engaged in various transactions with the Company in the past and may do so in the future. Although the Company believes that all such transactions have been on terms no less favorable to it than would have been available in the absence of these relationships, potential conflicts of interest exist with respect thereto. See "Business -- Franchising."

STOCK PRICE VOLATILITY


     Quarterly operating results of the Company or other restaurant companies, changes in general conditions in the economy, the financial markets or the restaurant industry, natural disasters, changes in earnings estimates or recommendations by research analysts, or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market and restaurant industry stocks in particular have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.


RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those statements include, but may not be limited to, the discussions of the Company's expansion strategy, expectations concerning its future profitability, capital sources and needs, marketing plans, franchising program and unit economics. Investors in the Common Stock are cautioned that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified above. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                          PRICE RANGE OF COMMON STOCK


     The Common Stock is traded on the New York Stock Exchange under the symbol "COP." Prior to November 19, 1996, the Common Stock was traded on the Nasdaq National Market. The following table sets forth the range of high and low closing prices (rounded to the nearest eighth) for the Common Stock as reported by the Nasdaq National Market and, subsequent to November 19, 1996, the New York Stock Exchange for each of the quarters indicated. The reported prices reflect the issuance of stock dividends as described under "Dividend Policy."



                                                       HIGH                 LOW
                                                       ----                 ---
FISCAL 1994
First Quarter.................................    $ 7    7/8           $ 5    7/8
Second Quarter................................      7    3/4             6    1/2
Third Quarter.................................      8    3/8             6    3/8
Fourth Quarter................................      8    5/8             7
FISCAL 1995
First Quarter.................................      8    1/4             7    1/8
Second Quarter................................     10    3/8             7    3/8
Third Quarter.................................     12    5/8             9    7/8
Fourth Quarter................................     12    5/8            10    3/4
FISCAL 1996
First Quarter.................................     13    7/8            11    7/8
Second Quarter................................     15    5/8            11    1/2
Third Quarter.................................     16    1/8            14    1/8
Fourth Quarter................................     15    1/2            12    7/8
FISCAL 1997
First Quarter.................................     17    1/8            14    1/8
Second Quarter................................     18    5/8            15    1/8
Third Quarter (through May 20, 1997)..........     17    5/8            14    1/4



     On May 20, 1997, the closing sale price of the Common Stock as reported by the New York Stock Exchange was $17.63 per share. As of May 20, 1997, there were approximately 5,900 beneficial owners of the Common Stock.


                                DIVIDEND POLICY


     The Company has distributed annual 10% stock dividends for each of the last six years. It is the current policy of the Board of Directors to continue the issuance of annual stock dividends. Except for the payment in 1990 of a special dividend which included $4.25 in cash and $3.00 in principal amount of the Debentures as part of a recapitalization plan, the Company has not paid cash dividends during the past six years and currently intends to use the cash provided by operations to finance its expansion program.

                                USE OF PROCEEDS


     The offering made by this Prospectus is not contingent upon the sale of any minimum number of shares, and all proceeds from the sale of any of the shares will be immediately available to the Company. The shares may be sold at varying prices. See "Plan of Distribution." If all shares being offered were sold at the average price of $17.63 per share and assuming that no selling commissions were paid in connection therewith, the net proceeds to the Company would be approximately $17,325,000. The Company intends to apply the net proceeds to repayment of the indebtedness outstanding under the Company's Revolving Credit Agreement ($17,000,000 at May 16, 1997) which has been used to finance the development of new restaurants and for the renovation of existing restaurants,
(ii) to fund the Steak n Shake expansion plan and (iii) for general corporate purposes. The Company's $30,000,000 Revolving Credit Agreement matures in December 1998 and bears interest at a rate based on LIBOR plus 0.875% or the prime rate, at the election of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                      SELECTED CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The selected consolidated financial data presented in the following table summarize certain consolidated financial information of the Company and, with the exception of the selected data as of and for the 28-week periods ended April 10, 1996 and April 9, 1997, are derived from Consolidated Financial Statements which have been audited by Ernst & Young LLP, independent auditors. The selected data for the 28-week periods ended April 10, 1996 and April 9, 1997 are derived from unaudited financial statements which, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the results of operations for such periods. The information for the 28-week periods is not necessarily indicative of operating results to be expected for the entire fiscal year. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the Notes thereto included elsewhere or incorporated by reference in this Prospectus.



                                                                                                   TWENTY-EIGHT
                                                                                                  WEEKS ENDED(1)
                                                         FISCAL YEAR(1)                           --------------
                                     -------------------------------------------------------   APRIL 10,   APRIL 9,
                                       1992       1993       1994       1995          1996       1996        1997
                                       ----       ----       ----       ----          ----     ---------   --------
STATEMENT OF EARNINGS DATA:
Revenues
  Net sales........................  $126,024   $132,509   $158,636   $186,740      $224,147    $112,025   $131,430
  Franchise fees...................       633        784      1,139      1,880         2,787       1,383      1,511
  Other, net.......................       787        863      1,398      1,513         2,487       1,260        894
                                     --------   --------   --------   --------      --------    --------   --------
                                      127,444    134,156    161,173    190,133       229,421     114,668    133,835
                                     --------   --------   --------   --------      --------    --------   --------
Costs and expenses
  Cost of sales....................    32,519     34,507     41,702     49,073        59,765      29,761     34,750
  Restaurant operating costs.......    60,102     61,994     73,478     85,572       101,024      51,049     58,968
  General and administrative.......    10,397     10,787     13,652     15,642        18,149       9,747     11,077
  Depreciation and amortization....     5,396      5,684      5,916      7,021         8,625       4,378      5,449
  Marketing........................     3,116      3,558      4,266      5,401         7,238       3,605      4,027
  Rent.............................     3,294      3,718      4,641      6,049         7,322       3,835      4,301
  Amortization of pre-opening
    costs..........................        --        397      1,555      1,965         3,216       1,613      1,860
  Interest.........................     5,598      5,100      4,639      3,284         3,148       1,640      1,991
                                     --------   --------   --------   --------      --------    --------   --------
                                      120,422    125,745    149,849    174,007       208,487     105,628    122,423
                                     --------   --------   --------   --------      --------    --------   --------
Earnings before income taxes.......     7,022      8,411     11,324     16,126        20,934       9,040     11,412
Income taxes.......................     2,850      3,220      4,150      6,100         7,925       3,460      4,380
                                     --------   --------   --------   --------      --------    --------   --------
Net earnings.......................  $  4,172   $  5,191   $  7,174   $ 10,026      $ 13,009    $  5,580   $  7,032
                                     ========   ========   ========   ========      ========    ========   ========
Net earnings per common and common
  equivalent share:
  Primary..........................  $    .50   $    .56   $    .73   $    .78(2)   $    .84(2) $    .36   $    .45
  Fully diluted....................       .36        .41        .53        .68           .84         .36        .45
Weighted average shares and
  equivalents:
  Primary..........................     8,280      9,263      9,832     12,816(2)     15,520(2)   15,463     15,701
  Fully diluted....................    13,737     14,548     15,033     15,334        15,563      15,504     15,723



                                                                            FISCAL YEAR END
                                                          ----------------------------------------------------
                                                           1992       1993       1994       1995        1996
                                                           ----       ----       ----       ----        ----
STATEMENT OF FINANCIAL POSITION DATA:
Total assets............................................  $67,062    $70,643    $80,328    $99,834    $131,416
Debt, excluding current portion:
  Obligations under capital leases......................   12,742     11,178      9,886      8,263       6,957
  Revolving line of credit..............................       --         --         --         --       4,000
  Senior note...........................................   20,500     17,750     14,250     20,000      25,000
  Debentures............................................   12,496     12,076     11,988         --          --
Shareholders' equity....................................    1,779     11,107     19,715     42,615      57,829


-------------------------
(1) For accounting purposes, the Company has adopted a 52/53 week fiscal year ending on the last Wednesday in September. The second quarter consists of 16 weeks with the first, third and fourth quarters each consisting of 12 weeks (13 weeks in the fourth quarter of a 53-week fiscal year).

(2) Primary earnings per share are not comparable to the respective prior periods because of the increase in the number of shares outstanding arising from the conversion of the Debentures into Common Stock effective April 3, 1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     In November 1990, the Board of Directors of the Company adopted a recapitalization plan pursuant to which it declared a special dividend distribution of $4.25 in cash and $3.00 in principal amount of the Debentures for each share of Common Stock outstanding. The plan was intended to provide to shareholders a significant portion of the value of their Common Stock in cash and interest-bearing debentures, while allowing them to retain their ownership interests in the Company. In order to finance the plan and consolidate debt, the Company borrowed $23,800,000 of senior debt, $6,400,000 of which was used to repay existing debt. Approximately $11,600,000 of the Debentures were converted from debt to equity in fiscal 1995.


     The recapitalization plan imposed significant limitations on the availability of funds for expansion of the Steak n Shake business, and in fiscal 1990, the Company intended to open only four units per year over the next five years. By fiscal 1992, improved earnings and cash flow allowed the Company to adopt a more aggressive expansion plan under which 39 Company-operated units were to be constructed over the five-year period fiscal 1993 through fiscal 1997. However, by the end of fiscal 1996, the Company had exceeded this goal by opening 67 Company-operated restaurants in four fiscal years.



     The goals of the expansion program have been gradually increased in each year subsequent to fiscal 1992. The Company's five-year plan for fiscal 1997 through fiscal 2001 calls for an annual increase of at least 20% in the number of Company-operated Steak n Shake units. In addition to the 242 Company-operated units contemplated by the plan, the Company intends to expand its franchise system during the five-year period. The plan, if successful, would result in approximately 500 systemwide Steak n Shake restaurants by the end of fiscal 2001, of which approximately 400 would be Company-operated.


RESULTS OF OPERATIONS

     In the following discussion, the term "same store sales" refers to the sales of only those units open at least six months prior to the beginning of the periods being compared. The opening of new restaurants has adversely affected sales for a period thereafter at existing Company-operated restaurants in close proximity to those new restaurants. Due to its market intensification strategy, the Company expects that other existing Company-operated restaurants in close proximity to new restaurants will be affected similarly in the future.

     The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of items included in the Company's consolidated statements of earnings and certain Steak n Shake operating data for the periods indicated:


                                                                                       TWENTY-EIGHT
                                                                                        WEEKS ENDED
                                                   FISCAL YEAR                   -------------------------
                                       ------------------------------------      APRIL 10,       APRIL 9,
                                         1994          1995          1996          1996            1997
                                         ----          ----          ----        ---------       --------
Revenues
  Net sales..........................      98.4%         98.2%         97.7%         97.7%           98.2%
  Franchise fees.....................       0.7           1.0           1.2           1.2             1.1
  Other, net.........................       0.9           0.8           1.1           1.1             0.7
                                       --------      --------      --------      --------        --------
                                          100.0         100.0         100.0         100.0           100.0
                                       --------      --------      --------      --------        --------
Costs and expenses
  Cost of sales(1)...................      26.3          26.3          26.7          26.6            26.4
  Restaurant operating costs(1)......      46.3          45.8          45.1          45.6            44.9
  General and administrative.........       8.5           8.3           7.9           8.5             8.3
  Depreciation and amortization......       3.7           3.7           3.7           3.8             4.1
  Marketing..........................       2.6           2.8           3.2           3.2             3.0
  Rent...............................       2.9           3.2           3.2           3.3             3.2
  Amortization of pre-opening
     costs...........................       1.0           1.0           1.4           1.4             1.4
  Interest...........................       2.8           1.7           1.4           1.4             1.5
Earnings before income taxes.........       7.0           8.5           9.1           7.9             8.5
Income taxes.........................       2.6           3.2           3.4           3.0             3.3
                                       --------      --------      --------      --------        --------
Net earnings.........................       4.4%          5.3%          5.7%          4.9%            5.2%
                                       ========      ========      ========      ========        ========
Steak n Shake Restaurant Operating
  Data:
  Percentage change in
     Company-operated same store
     sales...........................       8.9%          5.7%         (0.9%)(2)     (1.3%)(2)       (0.2%)(2)
  Average unit net sales for Company-
     operated units ($000's)(3)......  $  1,195      $  1,279      $  1,304      $    675        $    675(4)
  Percentage change in average unit
     net sales.......................      10.9%          7.0%          2.0%          1.0%            0.1%(4)
  Systemwide sales ($000's)..........  $185,776      $226,261      $286,747      $141,840        $167,039
  Number of restaurants open at end
     of period:
     Company-operated................       118           137           161           149             180
     Franchised......................        23            34            47            43              49
                                       --------      --------      --------      --------        --------
  Total..............................       141           171           208           192             229
                                       ========      ========      ========      ========        ========


-------------------------
(1) Cost of sales and restaurant operating costs are expressed as a percentage of net sales.


(2) Same store sales increased 1.3% (fiscal 1996), 3.0% (28 weeks ended April 9,
    1997) and 0.9% (28 weeks ended April 10, 1996) after excluding existing units in close proximity (generally three miles) to new units opened during the periods.


(3) Average unit net sales are for units that have been open during the entire fiscal period.


(4) The Company believes that the soft retail environment, together with fewer shopping days between Thanksgiving and Christmas, had a somewhat negative effect on average unit volume in the current fiscal year compared to the prior fiscal year.

COMPARISON OF TWENTY-EIGHT WEEKS ENDED APRIL 9, 1997 TO TWENTY-EIGHT WEEKS ENDED APRIL 10, 1996



Revenues



     Net sales increased $19,404,000 to $131,430,000, or 17.3%, due primarily to an increase in Steak n Shake's net sales of $19,742,000. The increase in net sales of Steak n Shake of 19.3% was due to the opening of new units pursuant to the Company's expansion plan (non-same stores), partially offset by a 0.2% decrease in same store sales and the closure of three low-volume units. The decrease in same store sales was attributable to a decrease of 1.5% in customer counts partially offset by a 1.3% increase in check average. Steak n Shake instituted price increases of 1.4%, 1.3%, and 1.0% in January 1996, October 1996, and March 1997, respectively. After excluding units in close proximity (generally three miles) to the new units opened during the periods, Steak n Shake same store sales increased 3.0%.



     Franchise fees increased $128,000 to $1,511,000, as a result of an increase in franchise royalties of $288,000 due to the opening of 15 Steak n Shake franchised units since the beginning of fiscal 1996 partially offset by a decrease in initial franchise fees of $160,000.



     Other revenues decreased $365,000 due to lease buyout costs of approximately $487,000 associated with the disposition of two leased properties, partially offset by revenue generated by an increase in the number of properties leased to franchisees by the Company's franchise financing subsidiary.



Costs and Expenses



     Cost of sales increased $4,989,000, or 16.8%, as a result of net sales increases. As a percentage of net sales, cost of sales decreased to 26.4% from 26.6%.



     Restaurant operating costs increased $7,919,000, or 15.5%, due to increased labor costs and other operating costs resulting from the higher sales volume and the effect of the minimum wage increase. Restaurant operating costs, as a percentage of net sales, decreased to 44.9% from 45.6%, primarily as a result of improved labor utilization and a decrease in fringe benefit costs.



     General and administrative expenses increased $1,330,000, or 13.6%. The increase in expenses was attributable to personnel related costs, which included costs for additional staffing in connection with the development of new restaurants. As a percentage of revenues, general and administrative expenses decreased to 8.3% from 8.5%.



     The $1,071,000 increase in depreciation and amortization expense was attributable to the net depreciable capital additions since the beginning of fiscal 1996.



     Marketing expense increased $422,000, or 11.7%. As a percentage of revenues, marketing expense decreased to 3.0% from 3.2% due to the Company's market intensification strategy.



     Rent expense increased $466,000, or 12.2%, as a result of sale and leaseback transactions since the beginning of fiscal 1996 involving twelve Company-owned properties and a net increase in the number of other leased properties.



     The $248,000 increase in the amortization of pre-opening costs was attributable to the increase in the number of new Company-operated units opened since the beginning of fiscal 1996.



     Interest expense increased $350,000 as a result of the increased borrowings under the Company's revolving line of credit and senior note agreements, offset by lower average costs of borrowing and the reduction in capital lease obligations.



Income Taxes



     The Company's effective income tax rate increased to 38.4% from 38.3% for the twenty-eight weeks ended April 10, 1996 and from 37.8% for the year ended September 25, 1996. A valuation allowance against gross deferred tax assets has not been provided based upon the expectation of future taxable income.

Net Earnings



     Net earnings increased $1,453,000, or 26.0%, primarily as a result of the increase in Steak n Shake's operating earnings. Fully diluted earnings per share increased from $.36 to $.45.



COMPARISON OF YEAR ENDED SEPTEMBER 25, 1996 TO YEAR ENDED SEPTEMBER 27, 1995



     Revenues. Net sales increased $37,407,000 to $224,147,000, or 20.0%, due primarily to an increase in Steak n Shake net sales of $37,565,000. The increase in net sales of Steak n Shake was due to the opening of new units pursuant to the Company's expansion plan (non-same stores), partially offset by a 0.9% decrease in same store sales and the closure of six low-volume restaurants during the same period. The same store sales decrease was attributable to a decrease of 3.1% in customer counts resulting in part from the Company's market intensification strategy, partially offset by a 2.3% increase in check average. Steak n Shake instituted price increases of 1.7% and 1.4% in February 1995 and January 1996, respectively. After excluding units in close proximity (generally three miles) to the new units opened during the periods, Steak n Shake same store sales increased 1.3%.



     Franchise fees, which includes both initial franchise fees and royalties on franchised sales, increased $907,000 to $2,787,000 due to the opening of 24 Steak n Shake franchised restaurants since the beginning of fiscal 1995.



     Other revenues increased $974,000 to $2,487,000 due to the increase in the number of properties leased to franchisees by the Company's franchise financing subsidiary.



     Costs and Expenses. Cost of sales increased $10,693,000, or 21.8%, as a result of net sales increases. As a percentage of net sales, cost of sales increased to 26.7% from 26.3% primarily as a result of increased product sales to franchisees.



     Restaurant operating costs increased $15,452,000, or 18.1%, due to higher sales volume. Restaurant operating costs, as a percentage of net sales, decreased to 45.1% from 45.8% primarily as a result of the increase in Steak n Shake sales and improved labor utilization.



     General and administrative expenses increased $2,507,000, or 16.0%. As a percentage of revenues, general and administrative expenses decreased to 7.9% from 8.3%. The increase in expenses was attributable to personnel related costs, which included costs related to additional staffing in connection with the development of new restaurants.



     The $1,603,000 increase in depreciation and amortization expense was attributable to the net depreciable capital additions since the beginning of fiscal 1995.



     Marketing expense increased $1,837,000, or 34.0%. As a percentage of revenues, marketing expense increased to 3.2% from 2.8% primarily as a result of increased television advertising.



     Rent expense increased $1,273,000, or 21.1%, as a result of sale and leaseback transactions since the beginning of fiscal 1995 involving 12 Company-owned properties and a net increase in the number of other leased properties.



     The $1,250,000 increase in the amortization of pre-opening costs was attributable to the increase in the number of new Company-operated restaurants opened.



     Interest expense decreased $136,000 as a result of the reduction in capital lease obligations and the increase in capitalized interest resulting from the increase in the number of units under construction, partially offset by interest on increased borrowings under the Company's revolving line of credit and senior note agreements.



     Income Taxes. The Company's effective income tax rate remained constant at 37.8%. A valuation allowance against gross deferred tax assets has not been provided based upon the expectation of future taxable income.



     Net Earnings. Net earnings increased $2,983,000, or 29.8%, primarily as a result of the increase in Steak n Shake's operating earnings. Fully diluted earnings per share increased from $.68 to $.84.

COMPARISON OF YEAR ENDED SEPTEMBER 27, 1995 TO YEAR ENDED SEPTEMBER 28, 1994


     Revenues. Net sales increased $28,104,000 to $186,740,000, or 17.7%, due primarily to an increase in Steak n Shake net sales of $27,253,000. The increase in net sales of Steak n Shake was due to an increase of 5.7% in same store sales and the opening of new units pursuant to the Company's expansion plan (non-same stores), partially offset by the closure of three low-volume restaurants during the same period. The same store sales increase was attributable to increases of 2.5% in check average and 3.0% in customer counts. Steak n Shake instituted a 1.2% price increase in January 1994 and a 1.7% price increase in February 1995.



     Franchise fees, which includes both initial franchise fees and royalties on franchised sales, increased $741,000 to $1,880,000, due to the opening of 15 Steak n Shake franchised restaurants since the beginning of fiscal 1994.


     Costs and Expenses. Cost of sales increased $7,370,000, or 17.7%, as a result of net sales increases. As a percentage of net sales, cost of sales remained unchanged at 26.3%.

     Restaurant operating costs increased $12,094,000, or 16.5%, primarily due to higher labor costs and other operating costs resulting from the increased sales volume. Restaurant operating costs, as a percentage of net sales, decreased to 45.8% from 46.3% as a result of the economies of scale realized with increased Steak n Shake sales.


     General and administrative expenses increased $1,990,000, or 14.6%. As a percentage of revenues, general and administrative expenses decreased to 8.3% from 8.5%. The increase in expenses was attributable to personnel related costs, which included costs related to additional staffing in connection with the development of new restaurants.


     The $1,105,000 increase in depreciation and amortization expense was attributable to the net depreciable capital additions since the beginning of fiscal 1994.


     Marketing expense increased $1,135,000, or 26.6%. As a percentage of revenues, marketing expense increased to 2.8% from 2.6%, primarily as a result of increased television advertising.



     Rent expense increased $1,408,000, or 30.3%, as a result of sale and leaseback transactions since the beginning of fiscal 1994 involving 13 Company-operated properties and a net increase in the number of other leased properties.


     The $410,000 increase in the amortization of pre-opening costs was attributable to the increase in the number of new Company-operated restaurants opened.


     Interest expense decreased $1,356,000 as a result of the conversion of the Debentures on April 3,1995, the Company's adoption of the Statement of Financial Accounting Standards No. 34, "Capitalization of Interest" in fiscal 1995 and reductions in capital lease obligations.


     Income Taxes. The increase in the Company's effective income tax rate to 37.8% from 36.7% resulted from a decrease in federal tax credits. A valuation allowance against gross deferred tax assets has not been provided based upon the expectation of future taxable income.


     Net Earnings. Net earnings increased $2,852,000 to $10,026,000, or 39.8%, primarily as a result of the increase in Steak n Shake's operating earnings and the decrease in interest expense. Fully diluted earnings per share increased from $.53 to $.68.



EFFECTS OF GOVERNMENTAL REGULATIONS AND INFLATION


     Since most of the Company's employees are paid hourly rates related to federal and state minimum wage laws, increases in the legal minimum wage directly increase the Company's operating costs. Inflation in food, labor and other operating costs directly affects the Company's operations.

QUARTERLY FINANCIAL DATA


     The following table presents unaudited quarterly financial data for the ten fiscal quarters beginning September 29, 1994 and ending April 9, 1997. The second quarter of each fiscal year includes 16 weeks and all other quarters include 12 weeks. The second quarter, which falls during the winter months, usually reflects lower average weekly unit volumes, and sales can be adversely affected by severe winter weather.



                                   QUARTER 1                     QUARTER 2                QUARTER 3           QUARTER 4
                          ---------------------------   ---------------------------   -----------------   -----------------
                           1995      1996      1997      1995      1996      1997      1995      1996      1995      1996
                           ----      ----      ----      ----      ----      ----      ----      ----      ----      ----
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................  $40,333   $48,111   $55,599   $55,701   $66,556   $78,236   $46,124   $56,437   $47,974   $58,316
Earnings before income
  taxes.................    3,354     4,424     5,169     3,182     4,616     6,243     4,608     6,031     4,982     5,863
Net earnings............    2,079     2,754     3,229     1,957     2,826     3,803     2,848     3,706     3,142     3,723
Net earnings per common
  and common equivalent
  share:
  Primary...............      .20       .18(1)    .21       .18       .18(1)    .24       .19       .24       .21       .24
  Fully diluted.........      .15       .18       .21       .14       .18       .24       .19       .24       .21       .24


-------------------------
(1) Primary earnings per share are not comparable to the respective prior periods because of the increase in the number of shares outstanding arising from the conversion of the Debentures into Common Stock on April 3, 1995.

LIQUIDITY AND CAPITAL RESOURCES


     The Company primarily needs capital for the development of new Steak n Shake restaurants. During fiscal 1995 and 1996, the Company opened 21 and 27 new Company-operated Steak n Shake units, respectively, and incurred capital expenditures of $42,899,000 and $46,184,000, respectively. During the 28 weeks ended April 9, 1997, 19 additional Company-operated units were opened, and capital expenditures totaled $30,475,000 as compared to $26,166,000 for the comparable period in the prior fiscal year. The primary sources of funds for the Company's expansion program have been cash flow from operations, borrowings and capital generated by sale and leaseback transactions.



     As of April 9, 1997, the Company had borrowed $25,000,000 under its ten-year Senior Note Agreement and Private Shelf Facility. Borrowings under this facility bear interest at an average fixed rate of 7.7%. On April 28, 1997, the Company amended the Senior Note Agreement and Private Shelf Facility increasing borrowing capacity to $50,000,000. The Company's $30,000,000 Revolving Credit Agreement bears interest based on LIBOR plus 87.5 basis points or the prime rate, at the election of the Company. During the second quarter of 1997, the Company amended the Revolving Credit Agreement to extend the maturity date to December 1998. The amount outstanding under the Revolving Credit Agreement was $16,000,000 as of April 9, 1997. The Company expects to be able to secure a new revolving credit facility upon expiration of the current agreement. The Company's debt agreements contain restrictions, which among other things require the Company to maintain certain financial ratios. See the Note to the Consolidated Financial Statements captioned "Debt."



     The Company's current expansion plan calls for 242 new Company-operated restaurants to be opened during the five-year period from fiscal 1997 to fiscal 2001. The average cost of a new restaurant including land, site improvements, building and equipment for fiscal 1996 was approximately $1,336,000. Management believes that the Company's existing borrowing capacity, the proceeds of this offering, anticipated cash flow from operations and proceeds from sale and leaseback transactions will be adequate to meet the working capital needs of the Company and provide the funds needed for the expansion plan through fiscal 1998. Thereafter, the Company's ability to meet the objectives of its expansion plan will be dependent, in part, upon its ability to generate additional capital through borrowings, the issuance of equity and/or debt securities or sale and leaseback transactions. The Company has no commitments with respect to any such additional financing, and there can be no assurance that such financing will be available or, if available, will be on terms acceptable to the Company.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS



     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share." For its fiscal year beginning September 25, 1997, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The change is expected to result in an increase in primary (basic) earnings per share for both the sixteen weeks ended April 9, 1997 and April 10, 1996 of $.01 per share, and for both the twenty-eight weeks ended April 9, 1997 and April 10, 1996 of $.01 per share. The adoption of SFAS No. 128 will have no effect on diluted earnings per share for the same periods.

                                    BUSINESS


     The Company is engaged primarily in the ownership, operation and franchising of Steak n Shake restaurants through its wholly-owned subsidiary, Steak n Shake, Inc. Founded in 1934 in Normal, Illinois, Steak n Shake is one of the oldest restaurant chains in the country. As of May 7, 1997, Steak n Shake had 182 Company-operated restaurants and 52 franchised restaurants, located in 13 midwestern and southeastern states. Steak n Shake restaurants are generally open 24 hours a day, seven days a week, and in addition to the core menu offer a breakfast menu from 2:00 a.m. until 11:00 a.m. During fiscal 1996, lunch and dinner sales accounted for approximately 37% and 44% of sales, respectively, while breakfast and late night sales accounted for 7% and 12% of sales, respectively.


THE STEAK N SHAKE CONCEPT

     Management's key concept strategies are to:


     Capitalize on distinct market niche. Steak n Shake occupies a distinct niche in the restaurant industry. The restaurants offer full-service dining with counter and dining room seating as well as drive-thru and carry-out service. Counter and dining room sales represent approximately two-thirds of the sales mix while sales for off-premises dining represent approximately one-third of the sales mix. Unlike most quick-service restaurants, all food is freshly prepared, made-to-order in view of the customer and is served promptly on china with flatware and glassware by friendly wait staff. Steak n Shake's prices are considerably less than most casual dining concepts with an average check of $5.00 per person in fiscal 1996, although the average check during the peak lunch and dinner hours was $5.50 and $5.75, respectively. The Company believes that Steak n Shake offers a much more compelling value and higher quality level of core menu items than competitive quick-service and casual dining chains.


     Focus on core menu items while offering variety. For over 60 years, Steak n Shake's menu has featured core items which include steakburgers, thin and crispy french fries and hand-dipped milk shakes. The Company believes that its focus on certain menu items has allowed it to serve consistent, high quality food which, in turn, has built brand loyalty with its customers. Menu items are prepared in accordance with the Company's strict specifications using high quality ingredients such as 100% pure U.S. beef, including cuts of T-bone, strip and sirloin steaks, used in its steakburgers. Over the years, Steak n Shake has responded to changing customer tastes with greater menu variety without losing its focus or customer appeal, by making carefully planned menu additions such as a grilled chicken breast sandwich, beef and chicken taco salads and various homestyle soups and salads.

     Emphasize customer satisfaction. Steak n Shake's reputation and long-standing customer loyalty have been earned over many years by the consistent quality of the dining experience. The success of Steak n Shake depends on its employees' commitment to consistently exceed the customer's expectations. All restaurant employees participate in a formal training program that focuses on enhancing customer satisfaction and includes classroom and on-the-job instruction. Restaurant managers are required to complete a comprehensive eight-week training program on restaurant operating procedures, employee relations and customer service. In order to ensure consistent execution of the Company's standards for service, self-stamped comment cards are placed in every restaurant, and management performs periodic on-site visits and formal inspections.

RESTAURANT DESIGN

     Steak n Shake restaurants have a distinctive exterior appearance and interior decor. The exterior design of a Steak n Shake restaurant has the unique character of a branded logo embracing building shape, awning detail, building graphics and pylon signing. The interior decor is reminiscent of the nostalgic diner era using chrome, glass, neon and tile in a contemporary manner. Food preparation takes place in view of the customer, as reflected by Steak n Shake's slogan "In Sight It Must Be Right(R)". The kitchen area is designed to allow for efficiency of work flow, thereby minimizing the amount of space required.

     All of the Steak n Shake restaurants are free-standing structures except for ten units, of which seven are part of travel centers. Restaurants constructed prior to 1973 are similar in architectural style but differ in size resulting in seating capacities varying from 39 to 138 customers. Restaurants built since 1973 are generally 3,800 square feet in area and seat approximately 100 customers. The travel center units are located in complexes that typically include a fuel service area and a convenience store. These units are located on interstate highways and serve both the general traveler and truck traffic. The travel center unit exteriors and interiors are the same as those of the free-standing units.


     The Company has substantially completed an extensive program of remodeling its most productive older Steak n Shake units to conform them to current restaurant design specifications. Since the beginning of fiscal 1994, the Company has remodeled 38 units at an average cost of approximately $165,000 per unit.


UNIT ECONOMICS


     For the 52 weeks ended April 9, 1997, the 149 Company-operated Steak n Shake restaurants open throughout the period generated average restaurant revenues of approximately $1,337,000 and average restaurant cash flow before rent, depreciation and amortization of approximately $419,000 (or 31.4% of revenues). For this same period, the 26 Company-operated Steak n Shake restaurants opened during the 52 weeks ended April 10, 1996 generated average restaurant revenues of approximately $1,475,000 and average restaurant cash flow before rent, depreciation and amortization of approximately $451,000 (or 30.6% of revenues). The Company purchased the land for 20 of these 26 restaurants, and the average total investment to open these 20 restaurants including land, site improvements, building and equipment was approximately $1,376,000. The comparable investment for fiscal 1996 was approximately $1,336,000.


EXPANSION STRATEGY


     In fiscal 1992, the Company embarked upon a Steak n Shake expansion program that contemplated the addition of 39 new Company-operated units by the end of fiscal 1997. By May 7, 1997, the Company had opened 88 new Company-operated restaurants, including 21 units opened since September 25, 1996, as follows:



                             NUMBER OF
       FISCAL YEAR          UNITS ADDED
       -----------          -----------
1993......................        8
1994......................       11
1995......................       21
1996......................       27
1997 (through May 7)......       21



     During the remainder of fiscal 1997, the Company expects to open an additional 12 units, eleven of which were under construction as of May 7, 1997. For fiscal 1998, 39 Company-operated units are expected to be opened.



     Due to the success of the new restaurants and the progress made in further developing its infrastructure and organizational quality, the Company has gradually increased the objectives of the expansion plan in each of the years subsequent to fiscal 1992. The Company's five-year plan for fiscal 1997 through fiscal 2001 calls for an annual increase of at least 20% in the number of Company-operated Steak n Shake units. In addition to the 242 Company-operated units contemplated by the plan, the Company intends to expand its franchise system during the five-year period. The plan, if successful, would result in approximately 500 systemwide Steak n Shake restaurants by the end of fiscal 2001, of which approximately 400 would be Company-operated. As a part of its continuing planning process, management reviews the relationship of the number of Company-operated to franchised restaurants and the selection of areas for development by the Company and by franchisees.



     The Company's expansion strategy is based upon a strategic cluster marketing approach in existing and contiguous markets. The execution of this market intensification strategy involves opening a sufficient number of restaurants in a television media market in order to implement effectively Steak n Shake's marketing program which focuses on building brand awareness, understanding of the Steak n Shake concept and customer loyalty. The addition of Company-operated restaurants in markets where the Company's television marketing effort has been implemented allows the Company to leverage its advertising costs over more units and to benefit from management efficiencies. In existing markets, the Company's media advertising expenditures are intended to create high levels of customer recognition and immediate market acceptance for new units. The Company's new restaurants opened in existing media markets have typically experienced higher than average sales volumes. In new market areas, the Company's strategy is to construct a cluster of units to allow the Company to begin the effective use of television media advertising within a relatively short period of time.



     The Company seeks to maximize media exposure while limiting advertising costs to a targeted percentage of the revenues generated by the restaurants in a particular media market. Examples of the implementation of this strategy are the Company's development of the Cincinnati, Ohio market and the Orlando/Daytona, Florida market. Since the beginning of fiscal 1994, the Company has added six new restaurants in Cincinnati, bringing the total number of restaurants in that market to eight. This increased number of restaurants allowed the Company to begin television advertising in Cincinnati in October 1995. Similarly, the Company began television advertising in the Orlando/Daytona market in the summer of 1994, when it had seven restaurants in this market. Since that time, the Company has added 14 new restaurants in this market and increased its level of advertising expenditures. The Company believes that each of these markets has the potential for additional growth. The Company is pursuing this strategy in the Dayton, Ohio market, and its near-term expansion plans include the development of the existing Tampa, Florida market. As the Cincinnati and Dayton, Ohio and Orlando, Florida markets are being built out, the Company intends to develop new markets in Jacksonville, Florida, Nashville, Tennessee, Lexington, Kentucky, Columbus, Ohio and the outlying suburbs of Chicago, Illinois.



     Another strategy is to link existing major Steak n Shake markets by developing Steak n Shake units along interstate highways. Since the beginning of fiscal 1995, 35 Company-operated and 14 franchised restaurants have been opened at locations along interstate highways, and three additional units are currently under construction.



     The Company's franchising program is designed to extend brand name recognition of Steak n Shake and derive additional revenues without substantial investment by the Company. The Company's expansion plan contemplates the controlled addition of franchised restaurants. See "-- Franchising."


SITE SELECTION

     Management believes that the site selection process is critical to the success of its restaurants, and senior management devotes significant time and resources in analyzing each prospective site. A variety of factors are considered in the site selection process, including local market demographics, site visibility and accessibility, highway interchanges and proximity to significant generators of potential customers such as major retailers, regional malls, shopping centers, office complexes, hotels and entertainment centers including stadiums, arenas and multi-screen theaters.

     The Company's Vice President, Real Estate and Franchising, and the real estate managers identify and research sites for review by the Company's senior management prior to submission to the Board of Directors for purchase or lease approval. Upon identification of a site, its success including the potential return on investment is assessed by utilization of financial models which evaluate the unit's projected sales and earnings. Management believes this detailed process, along with a critical approval path, ensures the management discipline and scrutiny to acquire sites that have the most potential to meet the Company's required performance criteria.

RESTAURANT LOCATIONS


     The following table lists, as of May 7, 1997, the locations of the 234 Steak n Shake restaurants, the number of units in each state and the number of units in each city if more than one:


ARKANSAS (2)
* Jonesboro
* Little Rock

FLORIDA (35)

Bradenton
Daytona Beach
Gainesville

Jacksonville


Kissimmee

Lakeland (2)
Lake Buena Vista
Lake Mary
Merritt Island
Ocala
Orange City

Orlando (8)

Ormond Beach
Oviedo
Palm Coast

Port Richey

Sanford

St. Petersburg

* Tallahassee (2)
Tampa (4)
West Melbourne
Wildwood
Winter Haven

GEORGIA (17)

* Albany

* Atlanta (10)

* Brunswick

* Columbus


* Macon

* Tifton
* Valdosta
* Warner Robbins

ILLINOIS (45)

Alton
Belleville
Bloomington (2)
Bradley
Carbondale
Champaign
Collinsville
Danville (2)
Decatur (3)

DeKalb

East Peoria

Edwardsville

Effingham

Elgin

Fairview Heights
Galesburg
* Jacksonville

Joliet (2)

* Lincoln
Marion
Mattoon

Moline


Mt. Vernon

Normal (2)

O'Fallon

Pekin
Peoria (4)
Peru
* Quincy

Rockford

* Springfield (3)

Tinley Park

Urbana (2)

INDIANA (52)

Anderson

Avon

Bloomington (3)
Carmel (2)
* Clarksville
Columbus
Elkhart
* Evansville (2)
Ft. Wayne (2)
Goshen

Greenwood (2)


Indianapolis (20)

Kokomo (2)
Lafayette (2)
Lebanon
Marion
Michigan City
Mishawaka
Muncie
Plainfield
Richmond

Schererville

Seymour
South Bend
Terre Haute

IOWA (2)


Davenport (2)

KANSAS (1)
Overland Park

KENTUCKY (7)


* Elizabethtown

Florence
* Louisville (3)
* Owensboro
Paducah

MICHIGAN (6)

Battle Creek
Benton Harbor
Grand Rapids
Holland

Kalamazoo

Portage

MISSOURI (51)

Arnold
* Branson
* Cape Girardeau
* Columbia

Eureka

* Farmington
Fenton
Festus
Independence
* Jefferson City
* Joplin
* Poplar Bluff
* Rolla

St. Louis (33)


* Springfield (4)


Sullivan


NORTH CAROLINA (1)


* Greensboro


OHIO (11)


Cincinnati (6)


Dayton (3)

Middletown
Troy

TENNESSEE (4)

* Chattanooga (2)
* Dickson

* Knoxville


-------------------------
* Franchised units.


     The Company leases 107 of the 182 Company-operated restaurants. The Company prefers to own its restaurant properties, and seeks to do so whenever it can negotiate favorable purchase terms. The Company will also enter into build-to-suit arrangements and sale and leaseback arrangements on a very selective basis. Steak n Shake restaurant leases typically have an initial term of 18 to 25 years and renewal terms aggregating 20 years or more and require the Company to pay real estate taxes, insurance and maintenance costs.

                              (paste-up map here)

RESTAURANT OPERATIONS


     Restaurant Management. The operations of the restaurants are the responsibility of the Senior Vice President of Operations and National General Manager, Vice President of Operations and Deputy National General Manager, six division managers, 28 district managers and the unit-level restaurant management teams.


     Division managers are responsible for the operations of the restaurants in the division as well as supervision of the division support team, which includes district managers, training and recruiting managers, division training supervisors and maintenance and administration staff. District managers generally have responsibility for the operating performance of six to eight restaurants. The management team of a typical Steak n Shake restaurant consists of a general manager, a restaurant manager and three assistant managers. The number of assistant managers varies depending upon the volume of the unit.

     The general manager of each restaurant has primary responsibility for the day-to-day operation of the restaurant and is responsible for maintaining Company-established operating standards and procedures. The general manager is the key person in the success of a Steak n Shake restaurant. An experienced, well-trained general manager promotes compliance with the Company's high standards for food quality and customer service. Steak n Shake seeks to employ restaurant managers who are customer service oriented and who manage the restaurant from the dining room. Steak n Shake recognizes the important role of a seasoned, well-trained and properly motivated restaurant team. The Company has initiated innovative programs that involve training, hiring and career development, and a wide variety of benefits to reward and recognize adherence to Steak n Shake's high standards.

     Recruiting and hiring programs have been intensified to seek the qualified people required to support the Company's aggressive growth plans. Recruiting efforts focus on hiring talented people through a variety of sources which includes development and promotion of existing employees, as well as recruiting people externally with prior casual dining restaurant experience. Additionally, Steak n Shake has a program that recruits college students enrolled in hospitality and restaurant schools, as well as liberal arts and business majors.

     The Company believes that offering competitive compensation, including incentive bonus plans tied to performance goals for all levels of restaurant management personnel, is important to attracting and retaining competent and highly motivated managers. Awards under the incentive bonus plan are based upon attainment of defined operating performance standards. The Employee Stock Purchase Plan also provides an opportunity for employees to become shareholders on favorable terms.

     Training. Each restaurant team member participates in a formal training program that utilizes work station video presentations, training manuals, a scheduled evaluation process and recognition awards which signify proficiency in specific areas. This training process, which takes place within the restaurant, is continuously reinforced and monitored.


     Steak n Shake's goal is to continue to develop strong restaurant management teams by providing carefully designed leadership training programs. Each geographic division designates specific restaurants where intensified on-the-job management training occurs under careful supervision by experienced restaurant managers. Restaurant managers are required to complete a comprehensive eight-week training program during which time they are instructed in subjects such as the standards of food quality and preparation, customer service and employee relations. Restaurant managers also are provided with video training presentations and operations manuals relating to food preparation, customer service standards, restaurant operation practices and Company procedures. During fiscal 1996, 407 individuals entered the Company's management training program as compared to 332 in fiscal 1995, approximately 25% of whom were promoted from within the Company in each year.


     The general managers, together with division personnel, are responsible for hiring the hourly employees for each restaurant. Each restaurant employs approximately 40 to 80 hourly employees, many of whom work part-time. Prior to the opening of a restaurant, the Company's Division Recruiting and Training Manager assembles a team of experienced employees to train and educate the new employees. The training period for new employees lasts approximately two weeks and includes one week of general training prior to opening and one week of on-the-job supervision at the restaurant. Ongoing employee training remains the responsibility of the restaurant general manager under the supervision of a division training supervisor.

     Customer Satisfaction and Quality Control. Management believes that employee commitment to consistently exceed customer expectations is critical to the success of Steak n Shake. The Company intends to continue to develop and implement standards of execution that will result in the efficient delivery of high quality, good-tasting food served by friendly, competent wait staff.

     Restaurant management is responsible for ensuring that the restaurants are operated in accordance with strict operational procedures and quality requirements. Compliance for Company-operated units is monitored through the use of customer comment cards, periodic on-site visits and formal inspections by the division and district managers as well as division training personnel, and for franchised units through periodic inspections by the Company's two franchise field representatives. Unfavorable comment cards are responded to by division management.

     Purchasing and Distribution Center Operations. Purchases are negotiated centrally for most food and beverage products and supplies to ensure uniform quality, adequate quantities and competitive prices. Food and supply items undergo ongoing research, development and testing in an effort to maintain the highest quality products and to be responsive to changing customer tastes. The Company has not experienced any significant delays in receiving food and beverage products, restaurant supplies or equipment.


     Steak n Shake operates a distribution center in Bloomington, Illinois from which food products (except for items purchased by the restaurants locally such as bakery goods, produce and dairy products) and restaurant supplies are delivered to 147 Company-operated and 26 franchised restaurants located in the Midwest. The distribution center was built in 1975 and has adequate capacity to handle the Company's current requirements for the Midwest. The remaining Company-operated Steak n Shake restaurants, located primarily in the Southeast, obtain food products and supplies which meet the Company's quality standards and specifications from an independent distributor.


     Restaurant Reporting. Systems and technology are essential for the management oversight needed to monitor Steak n Shake's high standards for quality of food with quick and friendly service and to achieve desirable operating margins. Operational and financial controls are maintained through the use of point of sale systems in each restaurant, personal computers in the division offices and an automated data processing system at the corporate office. The management accounting system polls data from the point of sale system and generates daily reports of sales, sales mix, customer counts, check average, cash, labor and food cost. Inventories are taken of key products daily and of all products at the end of each four-week accounting period. Management utilizes this data to monitor the effectiveness of controls and to prepare periodic financial and management reports. The system is also utilized for financial and budget analysis, planning and analysis of sales by revenue center and product mix and labor utilization. Planned system developments include additional enhancements, such as sales forecasting, labor scheduling and ordering of food products and supplies. Cash is controlled through frequent deposits in local bank operating accounts followed by transfers to the principal corporate operating account.

     Marketing. Management believes that Steak n Shake's commitment to customer service and value is the most effective approach to attracting and retaining customers, and that the strategy of locating multiple restaurants within a defined geographic area has enabled newer restaurants to benefit from the name recognition and reputation for quality and value developed by existing operations. Accordingly, Steak n Shake's marketing strategy is directed toward building brand loyalty.

     Steak n Shake's media program, particularly television advertising, plays a significant role in its marketing strategy. The advertising theme focuses on demonstrating the specific product and service benefits that have been inherent in the Steak n Shake concept for over 60 years and upon which Steak n Shake's reputation has been built. In addition to its media program, Steak n Shake relies upon word of mouth and point of purchase advertising to attract customers and generate additional sales. Steak n Shake's strategy does not involve price led marketing.

     Additional marketing activities designed to build brand awareness and loyalty, create new customer trials and introduce new products include quarterly free-standing newspaper inserts and seasonal in-store offerings centered around short-term, special promotions or product introductions. The fully integrated marketing program also utilizes menu clip-ons, table cards, ceiling danglers and signage. During fiscal 1996, the Company expended 3.2% of net sales on media and marketing materials.


FRANCHISING


     General. The Company's franchising program is designed to extend the brand name recognition of Steak n Shake in selected markets and derive additional revenues without substantial investment by the Company. The Company's expansion plan calls for the controlled addition of franchised restaurants. The Company does not intend to pursue franchising in markets in which Company-owned stores are presently operating, in markets that are designated for Company-owned expansion in the five-year plan or in any other markets deemed too remote to permit effective management supervision of franchisee operations.



     At May 7, 1997, the Company had 52 franchised Steak n Shake restaurants operated by 18 franchisees, located in Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Missouri, North Carolina and Tennessee. These restaurants are located in areas contiguous to markets in which there are Company-operated restaurants. Forty-two franchised units have been added since June 1991, including 13 in fiscal 1996 and five in fiscal 1997 to date, and one franchised unit is currently under construction.



     Principal Franchisees. Steak n Shake's principal franchise relationships include: (i) an agreement with SnS Southern, Inc. ("Southern"), pursuant to which Southern is to open nine additional restaurants in Georgia, northern Florida and Alabama over the next four years (subject to Southern's ability to meet Steak n Shake's operational requirements); and (ii) an agreement with Kelley Restaurants, Inc., for the development of a total of seven Steak n Shake restaurants in the Atlanta, Georgia and Charlotte, North Carolina markets over the next three years. Kelley Restaurants, Inc. is controlled by E. W. Kelley, the Chairman of the Company.


     Approval. Franchisees undergo a rigorous selection process supervised by the Vice President, Real Estate and Franchising, and require final approval by senior management. Steak n Shake seeks franchisees with significant experience in the restaurant business who have demonstrated the financial and management capabilities required to develop and operate one or more franchised restaurants. The Company initially enters into an agreement with the franchisee for the development of one unit. After the franchisee has demonstrated the ability to operate that unit in accordance with Company standards, the Company will consider entering into a broader franchise relationship.

     Training and Development. Steak n Shake assists franchisees with both the development and the ongoing operation of their restaurants. Steak n Shake management personnel assist with site selection, approve all franchise sites and provide franchisees with prototype plans and specifications for construction of their restaurants. Training staff provides both on-site and off-site instruction to franchised restaurant management employees. Managers of franchised restaurants are required to obtain the same training as that required of managers of Company-operated units. Steak n Shake's support continues after a restaurant opening with periodic training programs, the provision of manuals and updates relating to product specifications, customer service and quality control procedures, advertising and marketing materials and assistance with particular advertising and marketing needs. Steak n Shake also makes available to franchisees certain accounting services and management information reports prepared at the corporate office for a monthly fee based on Steak n Shake's actual costs. The Company has two franchise field representatives who monitor franchisee operations.


     Operations. All franchised restaurants are required, pursuant to their respective franchise agreements, to serve Steak n Shake approved menu items. In addition, although not required to do so, approximately half of the franchisees purchase food, supplies and smallwares through Steak n Shake's distribution center at Steak n Shake's cost, plus a markup to cover its cost of operation, including freight for delivery. Steak n Shake's point of sale systems are also available for purchase by franchisees. Access to these services enables franchisees to benefit from Steak n Shake's purchasing power and assists Steak n Shake in monitoring compliance with its standards and specifications for uniform quality.


     Franchise Agreement. The standard Steak n Shake franchise agreement currently has an initial term of 20 years. Among other obligations, the agreement requires the franchisee to pay an initial franchise fee of $30,000 for the first unit in a market, $25,000 for each subsequent unit and a continuing royalty of 4% of monthly gross sales. The franchise agreement also requires the franchisee to pay 5% of monthly gross sales to the

Company for advertising, of which 80% is to be spent on local, regional or national marketing and 20% is to be used by Steak n Shake for creative and promotional development, outside independent marketing agency fees and technical and professional marketing advice.


     Financing Assistance. In certain circumstances, the Company's financing subsidiary, SNS Investment Company, Inc., will assist qualified franchisees in financing the development of one or more franchised units by purchasing or leasing approved sites from third parties, constructing the restaurant and leasing or subleasing the finished facility to the franchisee. The lease terms and rentals, including a surcharge by the Company for administrative services, are negotiated based on prevailing real estate and construction rates in effect in the franchised area. Through May 7, 1997, six restaurants had been financed through this subsidiary and one restaurant is currently under construction.


CONSOLIDATED SPECIALTY RESTAURANTS, INC.

     The Company also operates 11 theme restaurants located in Indiana and Illinois through a wholly-owned subsidiary, Consolidated Specialty Restaurants, Inc. ("CSR"). Eight of these restaurants are steakhouses operated under the name of Colorado Steakhouse. The Company has substantially completed the capital investment required to develop this concept, and is in the process of refining and evaluating the operations of these restaurants. The Company does not intend to expand the operations of CSR unless the existing restaurants demonstrate satisfactory levels of profitability and return on investment.

EMPLOYEES


     As of May 7, 1997, the Company had approximately 11,500 employees. None of the employees is represented by a collective bargaining agreement. Approximately two-thirds of the Company's hourly employees are part-time.


TRADEMARKS


     "Steak n Shake(R)", "Takhomasak(R)", "Famous For Steakburgers(R)", "FAXASAK(R)", "In Sight It Must Be Right(R)" and the "Wing and Circle(R)" logo are federally registered trademarks and servicemarks of Steak n Shake. Steak n Shake has licensed exclusive use of the "Steak n Shake" trademark in the state of Rhode Island and within a three-county area of New Jersey, which would restrict expansion of Steak n Shake into those geographical areas. CSR holds federal registrations for "The Charley Horse" and "Colorado Steakhouse" as well as other federal and state trademarks and servicemarks applicable to its restaurant businesses as well as state registrations. The Company is not aware of any infringing uses that could materially affect its business. The Company will protect its trademark rights by appropriate legal action whenever necessary.


LEGAL PROCEEDINGS

     On May 3, 1995, Pepsi-Cola Company ("Pepsi") filed suit against Steak n Shake, Inc. in the United States District Court for the Southern District of Indiana alleging that Steak n Shake had breached a ten-year contract with Pepsi. Under the contract in question, Steak n Shake agreed to serve certain Pepsi products in return for cash payments aggregating in excess of $1,000,000, to be made by Pepsi to Steak n Shake over the term of the contract, and the provision by Pepsi of a joint marketing program. When Pepsi failed to provide the promised marketing program, Steak n Shake terminated the contract for cause.

     Pepsi claims that it was not legally required to provide the marketing program in question, and it seeks damages in the amount of the profits it would have made had the contract not been terminated. Pepsi's damage claims are based upon its alleged lost profits over the remaining term of the contract. Pepsi originally estimated its damages at approximately $2,800,000, but has since claimed that those damages are increasing in relation to Steak n Shake's increased cola sales. Steak n Shake denies it breached the contract, denies that Pepsi would have made any profit on the contract had it been completed and intends to vigorously defend this matter. Steak n Shake also has filed a counterclaim against Pepsi seeking $360,000 in liquidated damages as a result of Pepsi's breach of the contract.

     There are no other legal proceedings pending against the Company which, if adversely resolved, would have a material effect upon the Company.

                                   MANAGEMENT

     The directors and executive officers of the Company and their respective ages and positions with the Company are as follows:


                NAME                     AGE                           POSITION
                ----                     ---                           --------
E. W. Kelley.........................    80     Chairman and Director
S. Sue Aramian.......................    65     Vice Chairwoman, Secretary and Director
Alan B. Gilman.......................    66     President, Chief Executive Officer and Director
Alva T. Bonda........................    80     Director
Neal Gilliatt........................    79     Director
Charles E. Lanham....................    64     Director
J. Fred Risk.........................    68     Director
John W. Ryan.........................    67     Director
James Williamson, Jr.................    65     Director
James W. Bear........................    51     Senior Vice President, Administration and Finance and
                                                Treasurer
Kevin F. Beauchamp...................    39     Vice President, Operations and Deputy National General
                                                Manager of Steak n Shake
Kevin E. Dooley......................    53     Vice President, Development of Steak n Shake
Gregory G. Fehr......................    34     Vice President and Controller
Duane E. Geiger......................    34     Vice President, Information Systems, Financial Planning
                                                and Audit
William H. Hart......................    47     Vice President, Purchasing of Steak n Shake
Charles D. Kono......................    42     Vice President, National General Manager of
                                                Consolidated Specialty Restaurants, Inc.
Mary H. Mueller......................    48     Vice President, General Counsel and Associate Secretary
Gary T. Reinwald.....................    48     Senior Vice President, Operations and National General
                                                Manager of Steak n Shake
James E. Richmond....................    58     Vice President, Real Estate and Franchising
Victor F. Yeandel....................    40     Vice President, Marketing



     Mr. Kelley has been a director of the Company since 1981 and Chairman since 1984. From 1981 to 1984, he served as Vice Chairman and Chief Executive Officer. He served as President and Chief Executive Officer from January 1992 until July 1992, and continued to serve as Chief Executive Officer until October 1992. Since 1974, he has been a Managing General Partner of Kelley & Partners, Ltd., a Florida limited partnership which holds investments in companies engaged in snack food distribution and restaurant operations and is a principal shareholder of the Company. Prior to 1981, Mr. Kelley was the chief executive officer of Fairmont Foods Company, a large consumer goods company listed on the New York Stock Exchange.


     Ms. Aramian has been Vice Chairwoman since 1990, a director since 1981 and was named Secretary in 1995. She served as Vice President from 1984 to 1990. Ms. Aramian has been a Managing General Partner of Kelley & Partners, Ltd. since 1974.

     Mr. Gilman was elected President and a director in July 1992 after serving as a consultant to the Company on special projects since February 1992 and assumed the additional position of Chief Executive Officer effective October 1992. From 1985 to 1992, Mr. Gilman was a private investor, and from 1980 to 1985, he served as President of Murjani International, Ltd., an international marketing firm. Prior to such time, Mr. Gilman served as a principal executive of various divisions of Federated Department Stores, Inc., including Chairman and Chief Executive Officer of the Abraham & Straus Division in New York.

     Mr. Bonda has served as a director since 1982 and was Chairman of the Ohio Board of Regents and former Chairman of Penril Corp., a manufacturer of electronic equipment, until 1987. Mr. Bonda is a general partner of Kelley & Partners, Ltd.

     Mr. Gilliatt was elected to the Board of Directors in 1991 and is the former Chairman of the Executive Committee of Interpublic Group of Companies, Inc., an advertising and public relations concern, where he served for many years in senior marketing positions.

     Mr. Lanham has served as a director since 1971. He is Chairman of Klipsch, Lanham & Associates, Inc., an investment firm, and is Vice Chairman of Overhead Door Company of Indianapolis, Inc. Mr. Lanham is a limited partner of Kelley & Partners, Ltd.


     Mr. Risk has served as a director since 1971 and is Chairman of the Board of Sovereign Group, Inc., a private investment firm. Mr. Risk is a limited partner of Kelley & Partners, Ltd.



     Dr. Ryan was appointed a director of the Company in 1996. He is presently serving as Chancellor for the State University of New York System and was president of Indiana University from 1971 to 1987.


     Mr. Williamson has served as a director of the Company since 1985 and served as President and Chief Executive Officer of the Company from April 1985 until his retirement in July 1990. Mr. Williamson is a general partner of Kelley & Partners, Ltd.


     Mr. Bear was elected Senior Vice President, Administration and Finance and Treasurer in 1991. Prior thereto, he served as Vice President and Treasurer of the Company from 1980 to 1991.



     Mr. Beauchamp was appointed Vice President, Operations and Deputy National General Manager of Steak n Shake, Inc. effective March 1, 1997. Mr. Beauchamp joined the Company as Vice President and Controller in 1993. From 1990 to 1993, Mr. Beauchamp was Director of Accounting for a division of The Limited, Inc.



     Mr. Dooley joined Steak n Shake, Inc. as Vice President, Development in 1993 and is responsible for engineering and construction. Prior to such time, Mr. Dooley was a Director of Engineering with Wendy's, Inc. since 1991.



     Mr. Fehr joined the Company as Vice President and Controller in April 1997. From 1992 to 1997, Mr. Fehr served in various controllership functions for Fruehauf Trailer Corporation and its former majority stockholder, Terex Corporation, most recently as Vice President -- Corporate Controller and Secretary of Fruehauf.



     Mr. Geiger was appointed Vice President, Information Systems, Financial Planning and Audit in 1995. From 1993 to 1995, Mr. Geiger served as Director of Financial Planning and Audit and Assistant Treasurer for the Company. Prior to such time, Mr. Geiger served in various capacities at Ernst & Young LLP, over a period of eight years, and ultimately served as a Manager.



     Mr. Hart has been Vice President, Purchasing of Steak n Shake, Inc. since 1991 and was Vice President of Operations of CSR from 1990 to 1991.



     Mr. Kono joined the Company in July 1996 as Vice President and National General Manager for Consolidated Specialty Restaurants, Inc. From 1992 to 1996, Mr. Kono was Director of Operations of HCI, Inc., a hospitality management group whose holdings include T.G.I. Friday's restaurants. Prior thereto, Mr. Kono served in various capacities, over a period of 10 years, with Consul Restaurant Corporation, a midwest franchisee of Chi-Chi's Mexican restaurants, and ultimately served as Vice President of Operations.



     Mrs. Mueller was appointed Vice President in December 1996, General Counsel in July 1995 and Associate Secretary in August 1994. From 1994 to July 1995, Mrs. Mueller served as the Company's Associate General Counsel for Real Estate and Franchising. From 1992 to 1994, Mrs. Mueller served as Associate City Attorney for the city of South Bend, Indiana. Prior to such time, Mrs. Mueller served as General Counsel for the Indiana Toll Road since 1983.



     Mr. Reinwald was appointed Senior Vice President, Operations and National General Manager of Steak n Shake, Inc. in December 1996. Prior thereto, Mr. Reinwald was Vice President, Operations and National General Manager of Steak and Shake since 1983, and served in various capacities in the Company for 19 years prior to that date.

     Mr. Richmond joined the Company as Vice President, Real Estate and Franchising in 1986 and is responsible primarily for real estate and franchise matters.

     Mr. Yeandel joined the Company as Vice President, Marketing in 1995. From 1992 to 1995, Mr. Yeandel served as Vice President, Franchise Development for Long John Silver's, Inc. Prior to such time, Mr. Yeandel held various marketing positions with Long John Silver's, Inc. since 1987.


                             PRINCIPAL SHAREHOLDERS



     The following table sets forth certain information with respect to the beneficial ownership of Common Stock as of April 30, 1997 by (i) each person who is known to be the beneficial owner of more than 5% of the Common Stock, (ii) each director, (iii) the Company's President and the other four most highly compensated executive officers in fiscal 1996, and (iv) the Company's directors and executive officers, as a group:



                                                                                   PERCENT OF CLASS
                                                  SHARES                  ----------------------------------
         NAME OF BENEFICIAL OWNER           BENEFICIALLY OWNED            PRIOR TO OFFERING   AFTER OFFERING
         ------------------------           ------------------            -----------------   --------------
E. W. Kelley..............................      2,646,970(1)(2)(3)               17.1%             16.0%
Kelley & Partners, Ltd....................      1,424,106(2)                      9.2%              8.6%
S. Sue Aramian............................      1,805,577(2)(3)(4)               11.6%             10.9%
James W. Bear.............................        354,139(5)                      2.3%              2.1%
Alva T. Bonda.............................      1,755,894(2)(6)                  11.3%             10.6%
Neal Gillatt..............................         25,517(7)                   *                  *
Alan B. Gilman............................        152,867(8)                      1.0%            *
Charles E. Lanham.........................        275,753(9)                      1.8%              1.7%
Gary T. Reinwald..........................        210,259(10)                     1.4%              1.3%
J. Fred Risk..............................         99,355(11)                  *                  *
John W. Ryan..............................          3,960(12)                  *                  *
James Williamson, Jr. ....................      1,643,963(2)(13)                 10.6%             10.0%
Victor F. Yeandel.........................         11,502(14)                  *                  *
T. Rowe Price & Assoc. ...................        797,488(15)                     5.1%              4.8%
All directors and executive officers as a
  group
  (20 persons)............................      4,778,185(16)                    30.8%             28.9%


-------------------------

  *  Less than 1%



 (1) Includes 39,449 shares which may be acquired pursuant to stock options exercisable within 60 days; 565,616 shares owned directly by Mr. Kelley; 401,226 shares owned of record and beneficially by Kelley, Inc.; and 22,797 shares owned of record and beneficially by KAHM, Inc. Kelley, Inc., and KAHM, Inc. are corporations controlled by Mr. Kelley.



 (2) Includes 1,424,106 shares owned of record and beneficially by Kelley & Partners, Ltd., of which Mr. Kelley and Ms. Aramian are Managing General Partners and Messrs. Bonda and Williamson are General Partners.



 (3) Includes 193,776 shares owned of record and beneficially by King Cola, Inc., of which Mr. Kelley and Ms. Aramian are officers and directors.



 (4) Includes 31,559 shares which may be acquired pursuant to stock options exercisable within 60 days.



 (5) Includes 27,585 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 7,374 shares owned of record and beneficially held by Mr. Bear's wife, with respect to which he disclaims beneficial ownership.



 (6) Includes 11,961 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 108,314 shares owned of record by Mr. Bonda as executor of his wife's estate.

 (7) Includes 6,105 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 2,928 shares owned of record and beneficially by Mr. Gilliatt's wife, with respect to which he disclaims beneficial ownership.



 (8) Includes 33,496 shares which may be acquired pursuant to stock options exercisable within 60 days.



 (9) Includes 11,961 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 6,359 shares owned by Mr. Lanham's wife, with respect to which he disclaims beneficial ownership.



(10) Includes 26,121 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 213 shares owned by Mr. Reinwald's son, with respect to which he disclaims beneficial ownership.



(11) Includes 7,569 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 3,762 shares owned by Mr. Risk's wife, with respect to which he disclaims beneficial ownership.



(12) Includes 660 shares which may be acquired pursuant to stock options exercisable within 60 days.



(13) Includes 11,961 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 11,062 shares owned of record and beneficially by Mr. Williamson's wife, with respect to which he disclaims beneficial ownership.



(14) Includes 6,882 shares which may be acquired pursuant to stock options exercisable within 60 days.



(15) Based upon information obtained from T. Rowe Price & Assoc. on December 3, 1996.



(16) Includes 271,771 shares which may be acquired pursuant to stock options exercisable within 60 days held by all directors and officers as a group.



                          DESCRIPTION OF COMMON STOCK



     The Company's Articles of Incorporation, as amended, currently authorize the issuance of up to 25,000,000 shares of Common Stock. As of May 21, 1997, 15,522,106 shares of Common Stock were outstanding. Upon the consummation of this offering, the Company will have 16,522,106 shares of Common Stock outstanding. An additional 1,686,482 shares of Common Stock are reserved for issuance upon the exercise of employee and director stock options, of which options to purchase 688,892 shares are outstanding as of May 21, 1997. The following description of the Common Stock is qualified in its entirety by reference to the Articles of Incorporation.


RIGHTS OF HOLDERS OF COMMON STOCK

     Holders of Common Stock are entitled to receive, pro rata, dividends when and as declared by the Board of Directors at its discretion out of any funds lawfully available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to participate ratably in the distribution of such assets remaining after payment of liabilities, in each case subject to any preferential liquidation or redemption rights. The Common Stock does not have any preemptive rights or redemption or sinking fund provisions. The issued and outstanding shares of Common Stock are, and the Common Stock issued in this offering will be, fully paid and nonassessable.

     Holders of Common Stock are entitled to vote at all meetings of shareholders of the Company for the election of directors and on any other matters which may be submitted to a vote of the shareholders, with each share entitled to one vote. In voting for directors, the Common Stock does not have cumulative voting rights, which means that the holders of more than 50% of the shares voting can elect all directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person or persons to the Board of Directors.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock of the Company is Harris Trust and Savings Bank.

CERTAIN PROVISIONS OF INDIANA LAW

     As an Indiana corporation, the Company is governed by the provisions of the Indiana Business Corporation Law (the "BCL").

     Voting Requirements for Certain Business Combinations. Chapter 43 of the BCL establishes a five-year period beginning with the acquisition of 10% of the voting power of the outstanding voting shares of a "resident domestic corporation" (which definition includes the Company) during which certain business transactions involving the acquiring shareholder are prohibited unless, prior to the acquisition of such interest, the board of directors approves the acquisition of such interest or the proposed business combination. After the five-year period expires, a business combination involving the acquiring shareholder may take place only upon approval by a majority of the disinterested shares, or if the other shareholders receive a formula price based on the higher of the highest price paid by the acquiring shareholder or at the time of the announcement of the proposed transaction, whichever is higher. The minimum price for shares other than common shares is to be determined under criteria similar to that for common shares, except the minimum price as defined cannot be less than the highest preferential amount to which the shares are entitled in the event of any liquidation, dissolution or winding up of the corporation.

     Changes of Control. Under Chapter 42 of the BCL, with certain exceptions, a person proposing to acquire or acquiring voting shares of an "issuing public corporation" (which definition includes only corporations having at least 100 shareholders and in which more than 10% of its shareholders are Indiana residents, 10% of its shares are owned by Indiana residents, or which have 10,000 or more shareholders who are Indiana residents) sufficient to entitle that person to exercise voting power within any of the ranges of one-fifth to one-third of all voting power, more than one-third but less than one-half of all voting power, or a majority or more of all voting power (a "control share acquisition") may give a notice of such fact to the corporation containing certain specified data. The acquiring person may request that the directors call a special meeting of shareholders for the purpose of considering the voting rights to be accorded the shares so acquired ("control shares"), and the control shares have voting rights only to the extent granted by a resolution approved by the shareholders. The resolution must be approved by a majority of the votes entitled to be cast by each voting group entitled to vote separately on the proposal, excluding shares held by the acquiring person and shares held by management. Control shares as to which the required notice has not been filed and any control shares not accorded full voting rights by the shareholders may be redeemed at fair market value by the corporation if it is authorized to do so by its articles of incorporation or bylaws before a control share acquisition has occurred. The Company has not adopted such a provision in its Articles of Incorporation or Bylaws. Shareholders are entitled to dissenters rights with respect to the control share acquisition in the event that the control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority of all voting power.

     Other Provisions of the BCL. The BCL specifically authorizes directors, in considering the best interest of a corporation, to consider both the long- and short-term interests of the corporation, as well as the effects of any action on shareholders, employees, suppliers and customers of the corporation, and communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Under the BCL, directors are not required to approve a proposed business combination or other corporate action if they determine in good faith that the action is not in the best interest of the corporation. In addition, the BCL states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action or inaction might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon such a change of control. The Delaware Supreme Court has held that defensive measures in response to a potential takeover must be "reasonable in relation to the threat posed." The BCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply.

     The BCL requires directors to discharge their duties, based on the facts then known to them, in good faith, with the care an ordinary, prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interest of the corporation. A director is not liable for any action taken as a director or for failure to take any action unless the director has breached or failed to perform the duties of the director's office in compliance with the foregoing standard and the breach or failure to perform constitutes willful misconduct or recklessness.

                              PLAN OF DISTRIBUTION



     The Company may sell shares directly to investors on its own behalf in those jurisdictions in which it is authorized to do so, acting through E.W. Kelley, Chairman, S. Sue Aramian, Vice Chairwoman and Secretary, Alan B. Gilman, President, and James W. Bear, Senior Vice President, Administration and Finance and Treasurer, of the Company, each of whom performs substantial duties on behalf of the Company other than in connection with this offering. None of these officers will be separately compensated either directly or indirectly for his or her services in connection with this offering. Alternatively, the Company may from time to time offer the shares through agents who may receive compensation from the Company in the form of commissions, which may be in excess of ordinary brokerage commissions, and who may be reimbursed for certain expenses. The Company may agree to indemnify such agents against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act"). The Company has no agreements with or commitments from any such agents as of the date of this Prospectus. Any agents that participate in the distribution of the shares may be deemed to be "underwriters" as defined in the Securities Act, and any profit on the sale of shares by them and any selling commissions received by any such agents may be deemed to be underwriting discounts and selling commissions under the Securities Act.



     This offer is not contingent upon the sale of any minimum number of shares, and all proceeds from the sale of any shares offered hereby will be immediately available to the Company. See "Use of Proceeds." There can be no assurance that any of the shares will be sold. No termination date for the offering of the shares has been established. The Company will have the sole right to accept offers to purchase shares and may reject any proposed purchase of shares in whole or in part. The Company reserves the right to withdraw, cancel or modify the offering of the shares at any time, without notice.



     The shares may be sold from time to time in one or more transactions, and may be sold at varying prices. The Prospectus Supplement sets forth the terms of each offering of shares, including the purchase price of the shares, the name or names of any agents and any selling commissions or other items constituting compensation from the Company, and the proceeds to the Company from such sale.



     All of the expenses incident to the offering and sale of the shares will be paid by the Company. In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless previously registered under the "blue sky" laws of the state.


                                 LEGAL MATTERS


     Certain legal matters in connection with this offering will be passed upon for the Company by Ice Miller Donadio & Ryan, Indianapolis, Indiana.


                                    EXPERTS


     The consolidated financial statements of Consolidated Products, Inc. at September 27, 1995 and September 25, 1996, and for each of the three years in the period ended September 25, 1996, appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Certain items were omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered by this Prospectus, reference is made to the Registration Statement, including all amendments thereto and the schedules and exhibits filed as part thereof.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


     The Common Stock is listed on the New York Stock Exchange and the aforementioned material concerning the Company also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Company's principal offices are located at 500 Century Building, 36 South Pennsylvania Street, Indianapolis, Indiana 46204, and its telephone number is (317) 633-4100.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (file number 0-8445) pursuant to the Exchange Act are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:


     1. The Company's Annual Report on Form 10-K for the fiscal year ended September 25, 1996.



     2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 18, 1996 and April 9, 1997.



     3. The description of the Common Stock contained in the Company's Form 8-A filed October 28, 1996.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     Any person, including any beneficial owner, receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference in the information that this Prospectus incorporates). Requests for such copies should be directed to Mary H. Mueller, Vice President, General Counsel and Associate Secretary, Consolidated Products, Inc., 500 Century Building, 36 South Pennsylvania Street, Indianapolis, Indiana 46204; telephone number (317) 633-4100.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                PAGE
                                                                ----
Report of Independent Auditors..............................    F-2
Consolidated Statements of Financial Position as of
  September 27, 1995, September 25, 1996 and April 9, 1997
  (Unaudited)...............................................    F-3
Consolidated Statements of Earnings for the years ended
  September 28, 1994, September 27, 1995 and September 25,
  1996 and the twenty-eight weeks ended April 10, 1996 and
  April 9, 1997 (Unaudited).................................    F-4
Consolidated Statements of Shareholders' Equity for the
  years ended September 28, 1994, September 27, 1995 and
  September 25, 1996 and the twenty-eight weeks ended April
  9, 1997 (Unaudited).......................................    F-5
Consolidated Statements of Cash Flows for the years ended
  September 28, 1994, September 27, 1995 and September 25,
  1996 and the twenty-eight weeks ended April 10, 1996 and
  April 9, 1997 (Unaudited).................................    F-6
Notes to Consolidated Financial Statements..................    F-7

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Consolidated Products, Inc.


     We have audited the accompanying consolidated statements of financial position of Consolidated Products, Inc. as of September 25, 1996 and September 27, 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 25, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consolidated Products, Inc. at September 25, 1996 and September 27, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 25, 1996, in conformity with generally accepted accounting principles.


                                                  ERNST & YOUNG LLP

Indianapolis, Indiana

November 15, 1996, except for the

Subsequent Event -- Stock Dividend note,

as to which the date is December 18, 1996

                          CONSOLIDATED PRODUCTS, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                        SEPTEMBER 27, 1995    SEPTEMBER 25, 1996    APRIL 9, 1997
                                                        ------------------    ------------------    -------------
                                                                                                     (UNAUDITED)
                       ASSETS
CURRENT ASSETS
  Cash, including cash equivalents of $615,000 in
    1995, $190,000 in 1996 and $410,000 in 1997.....       $  1,350,139          $    630,362       $    789,641
  Receivables.......................................          5,123,102             5,532,499          5,149,591
  Inventories.......................................          3,619,687             3,940,075          4,276,952
  Deferred income taxes.............................            747,000             1,248,000          1,248,000
  Other current assets..............................          3,611,261             3,792,620          4,428,766
                                                           ------------          ------------       ------------
  Total current assets..............................         14,451,189            15,143,556         15,892,950
                                                           ------------          ------------       ------------
PROPERTY AND EQUIPMENT
  Land..............................................         21,425,346            30,579,097         37,277,839
  Buildings.........................................         18,138,352            29,417,926         34,422,305
  Leasehold improvements............................         31,062,184            37,235,370         40,305,327
  Equipment.........................................         51,194,014            52,920,755         60,372,192
  Construction in progress..........................          7,957,312             7,496,456          8,748,772
                                                           ------------          ------------       ------------
                                                            129,777,208           157,649,604        181,126,435
  Less accumulated depreciation and amortization....        (51,664,749)          (46,987,316)       (51,709,145)
                                                           ------------          ------------       ------------
  Net property and equipment........................         78,112,459           110,662,288        129,417,290
                                                           ------------          ------------       ------------
NET LEASED PROPERTY.................................          5,970,236             5,035,635          4,337,169
DEFERRED INCOME TAXES...............................            558,000                    --                 --
OTHER ASSETS........................................            741,913               574,023            532,376
                                                           ------------          ------------       ------------
                                                           $ 99,833,797          $131,415,502       $150,179,785
                                                           ============          ============       ============
        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..................................       $  9,242,512          $ 13,529,119       $ 13,038,592
  Accrued expenses..................................         14,292,194            17,473,046         17,353,676
  Current portion of senior note....................          4,250,000             5,000,000          5,738,889
  Current portion of obligations under capital
    leases..........................................          1,170,946             1,302,523          1,336,496
                                                           ------------          ------------       ------------
  Total current liabilities.........................         28,955,652            37,304,688         37,467,653
                                                           ------------          ------------       ------------
DEFERRED INCOME TAXES...............................                 --               325,000            325,000
OBLIGATIONS UNDER CAPITAL LEASES....................          8,262,690             6,956,882          6,021,270
REVOLVING LINE OF CREDIT............................                 --             4,000,000         16,000,000
SENIOR NOTE.........................................         20,000,000            25,000,000         24,261,111
SHAREHOLDERS' EQUITY
  Common stock -- $.50 stated value, 25,000,000
    shares authorized -- shares issued: 1995,
    12,471,879; 1996, 14,045,486; 1997,
    15,596,542......................................          6,235,940             7,022,743          7,798,271
  Additional paid-in capital........................         31,952,996            51,766,742         75,006,361
  Retained earnings (deficit).......................          6,405,050             1,262,066        (14,513,336)
  Less:
    Unamortized value of restricted shares..........           (975,862)           (1,416,851)        (1,046,987)
    Treasury stock -- at cost: 139,564 shares in
      1995; 78,288 shares in 1996; 99,146 shares in
      1997..........................................         (1,002,669)             (805,768)        (1,139,558)
                                                           ------------          ------------       ------------
  Total shareholders' equity........................         42,615,455            57,828,932         66,104,751
                                                           ------------          ------------       ------------
                                                           $ 99,833,797          $131,415,502       $150,179,785
                                                           ============          ============       ============


                            See accompanying notes.

                          CONSOLIDATED PRODUCTS, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS


                                                    YEAR ENDED                      TWENTY-EIGHT WEEKS ENDED
                                   ---------------------------------------------   ---------------------------
                                   SEPTEMBER 28,   SEPTEMBER 27,   SEPTEMBER 25,    APRIL 10,       APRIL 9,
                                       1994            1995            1996            1996           1997
                                   -------------   -------------   -------------    ---------       --------
                                                                                   (UNAUDITED)    (UNAUDITED)
REVENUES
  Net sales......................  $158,636,627    $186,739,591    $224,146,778    $112,025,399   $131,429,827
  Franchise fees.................     1,138,949       1,880,220       2,787,235       1,382,480      1,510,706
  Other, net.....................     1,397,811       1,512,766       2,486,911       1,259,688        894,478
                                   ------------    ------------    ------------    ------------   ------------
                                    161,173,387     190,132,577     229,420,924     114,667,567    133,835,011
                                   ------------    ------------    ------------    ------------   ------------
COSTS AND EXPENSES
  Cost of sales..................    41,702,229      49,072,393      59,765,505      29,761,061     34,749,641
  Restaurant operating costs.....    73,477,598      85,572,053     101,024,216      51,048,581     58,967,529
  General and administrative.....    13,652,366      15,642,113      18,148,635       9,746,887     11,077,257
  Depreciation and
    amortization.................     5,916,278       7,021,497       8,624,951       4,378,067      5,448,827
  Marketing......................     4,265,569       5,400,515       7,237,551       3,605,412      4,027,100
  Rent...........................     4,640,733       6,048,909       7,322,405       3,834,980      4,301,347
  Amortization of pre-opening
    costs........................     1,555,294       1,965,334       3,215,716       1,612,734      1,860,251
  Interest.......................     4,639,397       3,283,619       3,147,818       1,640,298      1,990,599
                                   ------------    ------------    ------------    ------------   ------------
                                    149,849,464     174,006,433     208,486,797     105,628,020    122,422,551
                                   ------------    ------------    ------------    ------------   ------------
EARNINGS BEFORE INCOME TAXES.....    11,323,923      16,126,144      20,934,127       9,039,547     11,412,460
INCOME TAXES.....................     4,150,000       6,100,000       7,925,000       3,460,000      4,380,000
                                   ------------    ------------    ------------    ------------   ------------
NET EARNINGS.....................  $  7,173,923    $ 10,026,144    $ 13,009,127    $  5,579,547   $  7,032,460
                                   ============    ============    ============    ============   ============
NET EARNINGS PER COMMON AND
  COMMON EQUIVALENT SHARE:
  Primary........................          $.73            $.78            $.84            $.36           $.45
  Fully diluted..................           .53             .68             .84             .36            .45
WEIGHTED AVERAGE SHARES AND
  EQUIVALENTS:
  Primary........................     9,831,629      12,815,547      15,520,293      15,462,653     15,701,380
  Fully diluted..................    15,032,767      15,334,103      15,563,376      15,503,608     15,722,688


                            See accompanying notes.

                          CONSOLIDATED PRODUCTS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                          UNAMORTIZED
                                                            ADDITIONAL      RETAINED       VALUE OF         TREASURY STOCK
                                                 COMMON       PAID-IN       EARNINGS      RESTRICTED     ---------------------
                                                 STOCK        CAPITAL      (DEFICIT)        SHARES        SHARES      AMOUNT
                                                 ------     ----------     ---------      -----------     ------      ------
BALANCE AT SEPTEMBER 29, 1993................  $3,389,528   $ 8,142,651   $  1,735,217    $  321,599      504,811   $1,838,544
  Net earnings...............................                                7,173,923
  Shares issued under stock option plan......                     6,007                                  (238,293)    (726,620)
  Shares exchanged to exercise stock
    options..................................                                                              38,572      371,628
  Shares granted under Capital Appreciation
    Plan.....................................                   194,192                                   (34,400)     (72,408)
  Shares granted to Profit Sharing Plan......                       425                                    (5,000)     (41,029)
  Changes in unamortized value of shares
    granted under Capital Appreciation Plan..                                                 40,446
  Tax benefit relating to incentive stock
    plans....................................                   370,715
  Ten percent common stock dividend declared
    December 20, 1993 (637,386 shares).......     318,693     5,577,127     (5,895,820)
  Cash dividends paid in lieu of fractional
    shares...................................                                   (8,790)
  Shares issued for Employee Stock Purchase
    Plan.....................................      23,120       320,798
  Shares issued for conversion of
    subordinated debentures (28,136 shares)..      14,068        84,914
                                               ----------   -----------   ------------    ----------     --------   ----------
BALANCE AT SEPTEMBER 28, 1994................   3,745,409    14,696,829      3,004,530       362,045      265,690    1,370,115
  Net earnings...............................                               10,026,144
  Shares issued under stock option plan......                   (32,012)                                  (70,532)    (328,263)
  Shares exchanged to exercise stock
    options..................................                                                              14,906      193,958
  Shares granted under Capital Appreciation
    Plan.....................................                   695,734                                   (70,500)    (233,141)
  Changes in unamortized value of shares
    granted under Capital Appreciation Plan..                                                613,817
  Tax benefit relating to incentive stock
    plans....................................                   471,945
  Ten percent common stock dividend declared
    December 20, 1994 (767,174 shares).......     383,587     6,233,289     (6,616,876)
  Cash dividends paid in lieu of fractional
    shares...................................                                   (8,748)
  Shares issued for Employee Stock Purchase
    Plan.....................................      24,858       368,992
  Shares issued for conversion of
    subordinated debentures (4,164,171
    shares)..................................   2,082,086     9,518,219
                                               ----------   -----------   ------------    ----------     --------   ----------
BALANCE AT SEPTEMBER 27, 1995................   6,235,940    31,952,996      6,405,050       975,862      139,564    1,002,669
  Net earnings...............................                               13,009,127
  Shares issued under stock option plan......      60,921       263,204                                   (72,826)    (335,540)
  Shares exchanged to exercise stock
    options..................................                                                              14,870      242,857
  Shares granted under Capital Appreciation
    Plan.....................................      29,250       869,075                                    (8,000)    (117,050)
  Shares forfeited under Capital Appreciation
    Plan.....................................                   (36,370)                                    4,680       12,832
  Shares issued for exercise of warrants.....      36,603       163,397
  Changes in unamortized value of shares
    granted under Capital Appreciation Plan..                                                440,989
  Tax benefit relating to incentive stock
    plans....................................                   536,752
  Ten percent common stock dividend declared
    December 12, 1995 (1,246,670 shares).....     623,335    17,515,714    (18,139,049)
  Cash paid in lieu of fractional shares.....                                  (13,062)
  Shares issued for Employee Stock Purchase
    Plan.....................................      36,694       501,974
                                               ----------   -----------   ------------    ----------     --------   ----------
BALANCE AT SEPTEMBER 25, 1996................   7,022,743    51,766,742      1,262,066     1,416,851       78,288      805,768
  Net earnings...............................                                7,032,460
  Shares issued under stock option plan......      45,112       436,396
  Shares exchanged to exercise stock
    options..................................                                                              17,408      289,352
  Shares forfeited under Capital Appreciation
    Plan.....................................                                                (28,135)       3,450       44,438
  Changes in unamortized value of shares
    granted under Capital Appreciation
    Plan.....................................                                               (341,729)
  Ten percent common stock dividend declared
    December 18, 1996 (1,402,298 shares).....     701,149    22,086,194    (22,787,343)
  Cash paid in lieu of fractional shares.....                                  (20,519)
  Shares issued for Employee Stock Purchase
    Plan.....................................      29,267       717,029
                                               ----------   -----------   ------------    ----------     --------   ----------
BALANCE AT APRIL 9, 1997 (UNAUDITED).........  $7,798,271   $75,006,361   $(14,513,336)   $1,046,987       99,146   $1,139,558
                                               ==========   ===========   ============    ==========     ========   ==========


                            See accompanying notes.

                          CONSOLIDATED PRODUCTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                       YEAR ENDED                      TWENTY-EIGHT WEEKS ENDED
                                      ---------------------------------------------   ---------------------------
                                      SEPTEMBER 28,   SEPTEMBER 27,   SEPTEMBER 25,    APRIL 10,       APRIL 9,
                                          1994            1995            1996            1996           1997
                                      -------------   -------------   -------------    ---------       --------
                                                                                      (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES
  Net earnings......................  $  7,173,923    $ 10,026,144    $ 13,009,127    $  5,579,547   $  7,032,460
    Adjustments to reconcile net
       earnings to net cash provided
       by operating activities:
       Depreciation and
         amortization...............     5,916,278       7,021,497       8,624,951       4,378,067      5,448,827
       Amortization of pre-opening
         costs......................     1,555,294       1,965,334       3,215,716       1,612,734      1,860,251
       Provision for deferred
         income taxes...............     1,092,000         254,000         382,000              --             --
       Changes in receivables and
         inventories................      (849,931)       (381,328)     (1,544,703)       (294,245)      (232,166)
       Changes in other assets......    (2,684,948)     (1,970,901)     (3,037,937)     (1,806,717)    (2,359,657)
       Changes in income taxes
         payable....................     1,104,806         647,934       1,443,779         556,513        362,455
       Changes in accounts payable
         and accrued expenses.......     4,624,389       3,271,363       6,502,973         979,383       (966,457)
       (Gain) loss on disposal of
         property...................       (81,920)        160,190         232,740          70,066        (17,541)
                                      ------------    ------------    ------------    ------------   ------------
  Net cash provided by operating
    activities......................    17,849,891      20,994,233      28,828,646      11,075,348     11,128,172
                                      ------------    ------------    ------------    ------------   ------------
INVESTING ACTIVITIES
  Additions of property and
    equipment.......................   (20,566,614)    (42,898,950)    (46,183,970)    (26,165,718)   (30,475,123)
  Net proceeds from disposal of
    property and equipment..........     7,097,144       6,715,490       6,585,448       3,645,432      7,085,952
                                      ------------    ------------    ------------    ------------   ------------
  Net cash used in investing
    activities......................   (13,469,470)    (36,183,460)    (39,598,522)    (22,520,286)   (23,389,171)
FINANCING ACTIVITIES
  Proceeds from senior note.........            --      10,000,000      10,000,000       5,000,000      5,000,000
  Net proceeds from revolving line
    of credit.......................            --              --       4,000,000      10,000,000     12,000,000
  Proceeds from equipment and
    property leases.................       845,486         695,386         750,089         429,608        398,686
  Principal payments on debt and
    capital lease obligations.......    (3,650,192)     (4,327,641)     (5,106,924)     (4,698,581)    (5,500,575)
  Lease payments on
    subleased properties............      (768,618)       (637,673)       (735,480)       (376,441)      (379,465)
  Cash dividends paid in lieu of
    fractional shares...............        (8,790)         (8,748)        (13,062)        (13,062)       (20,519)
  Cash paid in lieu of fractional
    shares..........................            --          (4,260)             --              --             --
  Proceeds from exercise of stock
    options and warrants............       360,999         102,293         616,808         360,192        175,855
  Proceeds from employee stock
    purchase plan...................       343,918         393,850         538,668         538,668        746,296
                                      ------------    ------------    ------------    ------------   ------------
  Net cash provided by (used in)
    financing activities............    (2,877,197)      6,213,207      10,050,099      11,240,384     12,420,278
                                      ------------    ------------    ------------    ------------   ------------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................     1,503,224      (8,976,020)       (719,777)       (204,554)       159,279
Cash and cash equivalents at
  beginning of year.................     8,822,935      10,326,159       1,350,139       1,350,139        630,362
                                      ------------    ------------    ------------    ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD............................  $ 10,326,159    $  1,350,139    $    630,362    $  1,145,585   $    789,641
                                      ============    ============    ============    ============   ============


                            See accompanying notes.

                          CONSOLIDATED PRODUCTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   YEARS ENDED SEPTEMBER 28, 1994, SEPTEMBER 27, 1995 AND SEPTEMBER 25, 1996


           (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 9, 1997


            AND THE PERIODS ENDED APRIL 10, 1996 AND APRIL 9, 1997)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements of Consolidated Products, Inc. (the "Company") include the accounts of Consolidated Products, Inc. (parent) and its three wholly-owned subsidiaries: Steak n Shake, Inc., Consolidated Specialty Restaurants, Inc. and SNS Investment Company. All intercompany items have been eliminated. The Company's fiscal year ends on the last Wednesday in September.

Cash, Including Cash Equivalents

     The Company's policy is to invest cash in excess of operating requirements in income producing investments. Cash equivalents primarily consist of bank repurchase agreements, U.S. Government securities and money market accounts, substantially all of which have maturities of three months or less.

Receivables


     At September 27, 1995, September 25, 1996 and April 9, 1997, receivables include $3,150,000, $2,231,000 and $1,966,000, respectively, related to the cost of three, two and two, respectively, properties for which sale and leaseback contracts have been entered into. Receivables are net of any related allowances.


Inventories

     Inventories are valued at the lower of cost (first-in, first-out method) or market.

Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized on the straight-line method over the estimated useful lives of the assets (15 to 25 years for buildings and 5 to 10 years for restaurant equipment). Leasehold improvements are amortized by the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Leased Property

     The lower of fair market value or the discounted value of that portion of a capital lease attributable to building costs is capitalized and amortized by the straight-line method over the term of such leases and included with depreciation expense. The portions of such leases relating to land are accounted for as operating leases.

Franchise Fees

     Unit franchise fees and area development fees are recorded as revenue when the related restaurant begins operations. Royalty fees based on franchise sales are recognized as revenue on the accrual basis of accounting.

Pre-Opening Costs


     Pre-opening costs, which represent expenses incurred before a new restaurant opens, are capitalized and then amortized from the opening date over a one-year period. At September 27, 1995 and September 25, 1996, unamortized pre-opening costs were $1,672,000 and $2,055,000, respectively.

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 28, 1994, SEPTEMBER 27, 1995 AND SEPTEMBER 25, 1996


           (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 9, 1997


            AND THE PERIODS ENDED APRIL 10, 1996 AND APRIL 9, 1997)


Income Taxes

     The Company uses the liability method prescribed by the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Employees' Profit Sharing Plan


     The Consolidated Products, Inc. Employees' Profit Sharing Plan is a defined contribution plan covering substantially all employees of the Company after they have attained age 21 and completed one year of service. Contributions to the Plan, which are subject to the discretion of the Board of Directors, amounted to $710,000 for 1994, $880,000 for 1995 and $1,100,000 for 1996.


Deferred Debt Costs


     Certain fees and expenses incurred to obtain long-term financing are being amortized over the life of the related borrowings. These costs totaled $577,000 of which the unamortized balance was $218,000 as of September 25, 1996.


Advertising Expenses


     Advertising costs are charged to expense as incurred.



Use of Estimates



     Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates.



Stock Options



     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company is required to adopt the provisions of this Statement for its fiscal year ending September 24, 1997. The Company will continue to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and provide the necessary footnote disclosure in accordance with Statement of Financial Accounting Standards No. 123.


Unaudited Interim Consolidated Financial Statements

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements.


     In the opinion of the Company, all adjustments (consisting of only normal recurring accruals) considered necessary to present fairly the consolidated financial position as of April 9, 1997, and the consolidated statements of earnings, shareholders' equity and cash flows for the twenty-eight weeks ended April 10, 1996 and April 9, 1997, have been included. The consolidated statements of earnings for the twenty-eight weeks ended April 10, 1996 and April 9, 1997 are not necessarily indicative of the consolidated statements of earnings for the entire fiscal year.

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 28, 1994, SEPTEMBER 27, 1995 AND SEPTEMBER 25, 1996


           (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 9, 1997


            AND THE PERIODS ENDED APRIL 10, 1996 AND APRIL 9, 1997)


INCOME TAXES

     The components of the provision for income taxes consist of the following:


                                                                1994          1995          1996
                                                                ----          ----          ----
Current:
  Federal................................................    $1,983,000    $4,486,000    $5,873,000
  State..................................................     1,075,000     1,360,000     1,670,000
Deferred.................................................     1,092,000       254,000       382,000
                                                             ----------    ----------    ----------
Total income taxes.......................................    $4,150,000    $6,100,000    $7,925,000
                                                             ==========    ==========    ==========


     The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:


                                                                1994          1995          1996
                                                                ----          ----          ----
Tax at U.S. statutory rates..............................    $3,863,000    $5,578,000    $7,327,000
State income taxes, net of federal tax benefit...........       710,000       884,000     1,086,000
Employer's FICA tax credit...............................      (201,000)     (260,000)     (384,000)
Targeted jobs tax credit.................................      (135,000)      (35,000)      (13,000)
Other....................................................       (87,000)      (67,000)      (91,000)
                                                             ----------    ----------    ----------
Total income taxes.......................................    $4,150,000    $6,100,000    $7,925,000
                                                             ==========    ==========    ==========



     Income taxes paid totaled $2,807,000 in 1994, $5,199,000 in 1995 and $6,044,000 in 1996 and $2,764,000 and $4,018,000 in the twenty-eight weeks ended
April 10, 1996 and April 9, 1997, respectively.


     Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when the differences are expected to reverse. The components of the Company's net deferred tax asset consist of the following:


                                                                   1995          1996
                                                                   ----          ----
Deferred tax assets:
  Insurance reserves........................................    $  776,000    $1,390,000
  Capital leases............................................     1,022,000       920,000
  Other.....................................................       933,000       944,000
                                                                ----------    ----------
     Total deferred tax assets..............................     2,731,000     3,254,000
                                                                ----------    ----------
Deferred tax liabilities:
  Depreciation..............................................       743,000     1,427,000
  Restaurant pre-opening costs..............................       585,000       719,000
  Other.....................................................        98,000       185,000
                                                                ----------    ----------
     Total deferred tax liabilities.........................     1,426,000     2,331,000
                                                                ----------    ----------
Net deferred tax asset......................................     1,305,000       923,000
Less current portion........................................       747,000     1,248,000
                                                                ----------    ----------
Long-term asset (liability).................................    $  558,000    $ (325,000)
                                                                ==========    ==========

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 28, 1994, SEPTEMBER 27, 1995 AND SEPTEMBER 25, 1996


           (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 9, 1997


            AND THE PERIODS ENDED APRIL 10, 1996 AND APRIL 9, 1997)


LEASED ASSETS AND LEASE COMMITMENTS


                                                          SEPTEMBER 27,    SEPTEMBER 25,     APRIL 9,
                                                              1995             1996            1997
                                                          -------------    -------------     --------
Leased property under capital leases less accumulated
  amortization of $9,079,286, $9,628,062 and
  $9,698,942............................................   $3,802,939       $3,252,642      $2,958,385
Long-term portion of net investment in direct financing
  leases................................................    2,167,297        1,782,993       1,378,784
                                                           ----------       ----------      ----------
Net leased property.....................................   $5,970,236       $5,035,635      $4,337,169
                                                           ==========       ==========      ==========



     The Company leases the majority of its physical facilities under noncancelable lease agreements. Steak n Shake restaurants typically have initial terms of eighteen to twenty-five years and renewal terms aggregating twenty years or more and Consolidated Specialty Restaurants typically have terms of ten to fifteen years and three five-year renewal terms. These leases require the subsidiaries to pay real estate taxes, insurance and maintenance costs. Certain leased facilities which are no longer operated by the subsidiaries, but have been subleased to third parties, are classified as non-operating properties in the table below of minimum future rental payments. Minimum future rental payments have not been reduced by minimum sublease rentals of $2,884,000 related to capital leases and $3,009,000 related to operating leases receivable in the future under noncancelable subleases.



     At September 25, 1996, obligations under noncancelable capital leases and operating leases (excluding real estate taxes, insurance and maintenance costs) require the following minimum future rental payments:



                                                          CAPITAL LEASES                 OPERATING LEASES
                                                              (000'S)                        (000'S)
                                                 ---------------------------------    ----------------------
                                                                NON-                                 NON-
                                                 OPERATING    OPERATING               OPERATING    OPERATING
                    YEAR                         PROPERTY     PROPERTY      TOTAL     PROPERTY     PROPERTY
                    ----                         ---------    ---------     -----     ---------    ---------
1997.........................................     $1,583       $  672      $ 2,255     $ 6,771      $  598
1998.........................................      1,525          672        2,197       6,733         603
1999.........................................      1,312          672        1,984       6,589         603
2000.........................................      1,133          604        1,737       6,249         518
2001.........................................        836          408        1,244       5,963         315
After 2001...................................      2,182          124        2,306      52,699         372
                                                  ------       ------      -------     -------      ------
Total minimum future rental payments.........      8,571        3,152       11,723     $85,004      $3,009
                                                                                       =======      ======
Less amount representing interest............      2,645          818        3,463
                                                  ------       ------      -------
Total obligations under capital leases.......      5,926        2,334        8,260
Less current portion.........................        914          389        1,303
                                                  ------       ------      -------
Long-term obligations under capital leases...     $5,012       $1,945      $ 6,957
                                                  ======       ======      =======



     During 1995 and 1996, the Company received net proceeds of $6,651,645 involving six properties, and $6,586,958 involving six properties, respectively, from sale and leaseback transactions. Since these leases are classified as operating, any related gains on the transactions have been deferred and are being amortized in proportion to the related gross rental charged to expense over the eighteen-year lease terms.

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 28, 1994, SEPTEMBER 27, 1995 AND SEPTEMBER 25, 1996


           (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 9, 1997


            AND THE PERIODS ENDED APRIL 10, 1996 AND APRIL 9, 1997)


     Direct financing leases resulted from subleasing certain of the aforementioned leased facilities and the leasing of certain Company owned facilities, identified for disposal. Net investment in direct financing leases consisted of:


                                                                   1995          1996
                                                                   ----          ----
Total minimum lease payments to be received.................    $3,899,160    $3,198,925
Less unearned income........................................     1,391,265     1,031,990
                                                                ----------    ----------
Net investment in direct financing leases...................     2,507,895     2,166,935
Less current portion included in receivables................       340,598       383,942
                                                                ----------    ----------
Long-term net investment....................................    $2,167,297    $1,782,993
                                                                ==========    ==========



     At September 25, 1996, minimum annual lease payments on direct financing leases of approximately $568,000 per year are receivable over the next five years.


DEBT


Revolving Credit Agreement



     The Company's $30,000,000 Revolving Credit Agreement matures in December 1998 and bears interest at a rate based on LIBOR plus 87.5 basis points or the prime rate, at the election of the Company. The line of credit includes an option for conversion into a five-year term loan with a ten-year amortization schedule.



Senior Note



     The Company has borrowings of $5,000,000 available under its $25,000,000 ten-year Senior Note Agreement and Private Shelf Facility (the "Agreement") over the period ending September 27, 1998, at interest rates based upon market rates at the time of borrowing. As of September 25, 1996, outstanding borrowings under the Senior Note Agreement had an average interest rate of 7.6% and the amounts maturing in each of the five years ending September 30 are as follows: 1997 -- $738,889; 1998 -- $738,889; 1999 -- $1,305,794; 2000 -- $2,020,080; 2001 --
$2,531,747. A 12.44% senior note agreement with this same lender dated November 1, 1990 was consolidated into this Agreement. The amount from this previous senior note outstanding at September 25, 1996 was $10,000,000 and is repayable as follows: 1997 -- $5,000,000; 1998 -- $5,000,000. The Agreement is unsecured and contains restrictions which, among other things, require the Company to maintain certain financial ratios. On April 28, 1997, the Agreement was amended increasing the borrowing capacity to $50,000,000.


10% Subordinated Convertible Debentures

     On April 4, 1995, the Company completed the call of its 10% Subordinated Convertible Debentures due November 20, 2002 ("the Debentures"). Holders of the Debentures ("Holders") electing conversion of their Debentures into common stock received one share of the Company's common stock for each $2.82 of Debenture principal held on the date of conversion plus cash for any remaining fractional portion. Holders electing redemption of their Debentures received cash in the principal amount of the Debentures, plus accrued interest up to April 4, 1995. The call of the Company's Debentures resulted in $10,468,000 of the Company's long-term debt being converted to equity.


     Interest capitalized in connection with financing additions to property and equipment amounted to $538,000 and $668,000 in 1995 and 1996, respectively.

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 28, 1994, SEPTEMBER 27, 1995 AND SEPTEMBER 25, 1996


           (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 9, 1997


            AND THE PERIODS ENDED APRIL 10, 1996 AND APRIL 9, 1997)



     Interest paid on all debt amounted to $4,259,000 in 1994, $4,063,000 in 1995 and $3,532,000 in 1996 and $1,301,000 and $1,646,000 for the twenty-eight weeks ended April 10, 1996 and April 9, 1997, respectively.


NET EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE


     Primary earnings per common and common equivalent share are computed by dividing net earnings by the weighted average number of common shares outstanding and common equivalent shares. Common equivalent shares include shares subject to purchase under stock options and stock warrants. Primary weighted average shares and equivalents increased due to an increase in the number of shares outstanding arising from the conversion of the Debentures into the Company's common stock effective April 3, 1995.


     Fully diluted earnings per common and common equivalent share assumes, in addition to the above, that the Debentures were converted at the date of issuance, and that net earnings are increased by the actual amount of interest expense, net of income taxes, related to the Debentures.

     The following table presents information necessary to calculate earnings per common and common equivalent share:


                                               FISCAL YEAR                    TWENTY-EIGHT WEEKS ENDED
                                 ----------------------------------------    --------------------------
                                                                              APRIL 10,      APRIL 9,
                                    1994          1995           1996           1996           1997
                                    ----          ----           ----         ---------      --------
PRIMARY:
  Shares outstanding:
     Weighted average shares
       outstanding.............   9,429,890     12,420,412     15,186,322     15,100,742     15,414,231
     Share equivalents.........     401,739        395,135        333,971        361,911        287,149
                                 ----------    -----------    -----------    -----------    -----------
  Adjusted shares
     outstanding...............   9,831,629     12,815,547     15,520,293     15,462,653     15,701,380
                                 ==========    ===========    ===========    ===========    ===========
FULLY DILUTED:
  Shares outstanding:
     Weighted average shares
       outstanding.............   9,429,890     12,420,412     15,186,322     15,100,742     15,414,231
     Share equivalents.........     433,329        487,183        377,054        402,866        308,457
  Conversion of Debentures.....   5,169,548      2,426,508             --             --             --
                                 ----------    -----------    -----------    -----------    -----------
  Adjusted shares
     outstanding...............  15,032,767     15,334,103     15,563,376     15,503,608     15,722,688
                                 ==========    ===========    ===========    ===========    ===========
Net earnings:
  Net earnings for primary
     earnings per share
     computation...............  $7,173,923    $10,026,144    $13,009,127    $ 5,579,547    $ 7,032,460
  Add-interest expense net of
     income taxes, applicable
     to Debentures.............     722,368        333,003             --             --             --
                                 ----------    -----------    -----------    -----------    -----------
  Net earnings, as adjusted for
     fully diluted earnings per
     share computation.........  $7,896,291    $10,359,147    $13,009,127    $ 5,579,547    $ 7,032,460
                                 ==========    ===========    ===========    ===========    ===========



     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share." For its fiscal year beginning September 25, 1997, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The change is expected to result in an increase in primary (basic) earnings per share for

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 28, 1994, SEPTEMBER 27, 1995 AND SEPTEMBER 25, 1996


           (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 9, 1997


            AND THE PERIODS ENDED APRIL 10, 1996 AND APRIL 9, 1997)



the twenty-eight weeks ended April 9, 1997 and April 10, 1996 of $.01 per share. The adoption of SFAS No. 128 will have no effect on diluted earnings per share for the same periods.


ACCRUED EXPENSES


                                                                SEPTEMBER 27,    SEPTEMBER 25,
                                                                    1995             1996
                                                                -------------    -------------
Salaries and wages..........................................     $ 4,402,889      $ 4,877,017
Insurance...................................................       2,938,352        3,848,533
Property taxes..............................................       1,940,653        2,182,389
Other.......................................................       5,010,300        6,565,107
                                                                 -----------      -----------
                                                                 $14,292,194      $17,473,046
                                                                 ===========      ===========


CAPITAL APPRECIATION PLANS


     The Capital Appreciation Plans established in 1991 and 1994 provide for tandem awards of Common Stock (restricted shares) and book units of up to 265,733 and 159,720 shares and related units, respectively. These awards are restricted for a period of three years and are returnable to the Company if the grantee is not employed (except for reasons of retirement, permanent disability or death) by the Company at the end of the period. The stock is valued at 100% of market value at the date of grant, and the book units, which are granted in an equal number to the shares of stock, provide for a cash payment at the end of the three-year period equal to the sum of the net change in book value per share and the common stock dividends paid per share during the period. The total value of the stock grant (based upon market value at the date of the grant) is credited to the unamortized value of restricted shares and amortized to compensation expense ratably over the three-year period. The 1991 Plan expired on December 31, 1993. The total number of shares and book units granted under the 1991 Plan for which restrictions have not lapsed was 45,973 at September 25, 1996; 91,505 at September 27, 1995; and 131,769 at September 28, 1994. The total number of shares and book units granted under the 1994 Plan for which restrictions have not lapsed was 154,748 at September 25, 1996 and 87,785 at September 27, 1995 and 2,307 shares were reserved for future grants. The amount charged to expense under the Plans was $345,365 in 1994; $438,067 in 1995 and $701,053 in 1996.


STOCK OPTION PLANS

Employee Stock Option Plan


     In February 1995, the shareholders approved the 1995 Employee Stock Option Plan ("the 1995 Plan"), which provides for the granting of 399,300 stock options. All options granted under the 1995 Plan are incentive stock options exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. The options expire five years from the date of grant. Options were granted under the 1995 Plan to officers and key employees selected by the Stock Option Committee. At September 25, 1996, 248,666 options have been granted under the 1995 Plan and 73,086 are exercisable.



     In February 1993, the shareholders approved the 1992 Employee Stock Option Plan ("the 1992 Plan"), which provides for the granting of 292,820 stock options. All options granted under the 1992 Plan are incentive stock options exercisable on the same terms as the 1995 Plan. The options expire five years from the date of grant. Options were granted under the 1992 Plan to officers and key employees selected by the Stock Option Committee. At September 25, 1996, 292,185 options have been granted under the 1992 Plan and 163,836 are exercisable.

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 28, 1994, SEPTEMBER 27, 1995 AND SEPTEMBER 25, 1996


           (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 9, 1997


            AND THE PERIODS ENDED APRIL 10, 1996 AND APRIL 9, 1997)



     The Company's 1983 Employee Stock Option Plan ("the 1983 Plan") expired on September 30, 1992. All options outstanding at September 25, 1996 under the 1983 Plan are nonqualified stock options exercisable on the same terms as the 1992 Plan. At September 25, 1996, 95,960 options were exercisable under the 1983 Plan.



     As of September 27, 1995, 260,439 options were available for grant and 377,818 were exercisable. The following table summarizes the changes in options outstanding and related average prices under the 1995, 1992 and 1983 Plans:



                                                                         AVERAGE
                                                               SHARES     PRICE
                                                               ------    -------
Outstanding at September 29, 1993...........................   690,270   $ 3.59
  Fiscal 1994 Activity:
  Granted...................................................   137,758     7.23
  Exercised.................................................  (185,128)    2.35
  Canceled..................................................   (15,716)    3.65
                                                              --------
Outstanding at September 28, 1994...........................   627,184     4.75
  Fiscal 1995 Activity:
  Granted...................................................   146,120    10.71
  Exercised.................................................   (88,435)    3.35
  Canceled..................................................   (11,159)    6.70
                                                              --------
Outstanding at September 27, 1995...........................   673,710     6.15
  Fiscal 1996 Activity:
  Granted...................................................   113,965    14.75
  Exercised.................................................  (199,470)    3.79
  Canceled..................................................    (4,898)    8.26
                                                              --------
Outstanding at September 25, 1996...........................   583,307   $ 8.71
                                                              ========


Nonemployee Director Stock Option Plans

     The Company's 1991, 1994, 1995 and 1996 Nonemployee Director Stock Option Plans ("the 1991, 1994, 1995 and 1996 Plans") provide for the grant of nonqualified stock options at a price equal to the fair market value of the Common Stock on the date of the grant. Options outstanding under each Plan are exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. The options expire five years from the date of grant.


     An aggregate of 49,604 shares of Common Stock are reserved for the grant of options under the 1991 Plan. At September 25, 1996, all of the options authorized under the 1991 Plan have been granted at a price of $2.75 and were exercisable. All of the options, including 33,661 in fiscal 1996, have been exercised.



     An aggregate of 39,530 shares of Common Stock are reserved for the grant of options under the 1994 Plan. At September 25, 1996, all of the options authorized under the 1994 Plan have been granted at a price of $6.75 of which 19,326 are exercisable. No options have been canceled and 4,392 shares have been exercised since the inception of the 1994 Plan.



     An aggregate of 33,275 shares of Common Stock are reserved for the grant of options under the 1995 Plan. At September 25, 1996, all of the options authorized under the 1995 Plan have been granted at a price of $7.59 of which 13,310 are exercisable. No options have been canceled or exercised since the inception of the 1995 Plan.

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 28, 1994, SEPTEMBER 27, 1995 AND SEPTEMBER 25, 1996


           (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 9, 1997


            AND THE PERIODS ENDED APRIL 10, 1996 AND APRIL 9, 1997)



     An aggregate of 18,150 shares of Common Stock are reserved for the grant of options under the 1996 Plan. At September 25, 1996, all of the options authorized under the 1996 Plan have been granted at a price of $13.23 of which 3,630 are exercisable. No options have been canceled or exercised since the inception of the 1996 Plan.


EMPLOYEE STOCK PURCHASE PLAN


     In February 1993, the shareholders approved a tax-qualified Employee Stock Purchase Plan, providing for a maximum of 73,205 shares of Common Stock per year for five years. The Plan is available to all eligible employees of the Company and its subsidiaries as determined by the Board of Directors and has a calendar plan year. Employees are able to purchase shares of Common Stock each year through payroll deductions from 2% to 10% of compensation up to a maximum allowable fair market value of $10,000 or 1,000 shares per year, whichever is less. The purchase price will be the lesser of 85% of the market price, as defined, on the first or last trading day of the plan year. During fiscal 1995 and fiscal 1996, 60,156 shares and 80,726 shares, respectively, have been purchased and issued to employees.


RELATED PARTY TRANSACTIONS


     Kelley & Partners, Ltd. owned 1,423,996 shares, or 9.2%, of the Company at September 25, 1996. Additionally, certain of the partners, who also serve as officers and/or directors of the Company, collectively controlled 1,922,187 shares, or 12.4% of the Company's outstanding stock at September 25, 1996.



     Kelley & Partners, Ltd. and affiliates held $4,860,100 of the Debentures at September 28, 1994, all of which were converted into shares of the Company's common stock upon call of the Debentures (see Debt note). Interest expense on related party debt was $488,193 in 1994 and $249,681 in 1995. There was no related party debt outstanding during fiscal 1996.


SUBSEQUENT EVENT -- STOCK DIVIDEND


     On December 18, 1996, the Company declared a 10% stock dividend distributable on January 20, 1997 to shareholders of record on January 6, 1997. Accordingly, all references in the consolidated financial statements related to per share amounts, average shares and equivalents outstanding, conversion prices and information concerning Stock Option and Capital Appreciation Plans have been adjusted retroactively to reflect the stock dividend.

             ======================================================


     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                               ------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    6
Price Range of Common Stock............    9
Dividend Policy........................    9
Use of Proceeds........................   10
Selected Consolidated Financial Data...   11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   12
Business...............................   19
Management.............................   28
Principal Shareholders.................   30
Description of Common Stock............   31
Plan of Distribution...................   33
Legal Matters..........................   33
Experts................................   33
Available Information..................   33
Incorporation of Certain Documents by
  Reference............................   34
Index to Consolidated Financial
  Statements...........................  F-1


             ======================================================
             ======================================================


                                1,000,000 SHARES


                           CONSOLIDATED PRODUCTS LOGO

                          CONSOLIDATED PRODUCTS, INC.

                               STEAK N SHAKE LOGO

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------


                                          , 1997


             ======================================================

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below are estimates of all expenses incurred or to be incurred by the registrant in connection with the issuance and distribution of the securities to be registered, excluding underwriting discounts and commissions:


Registration fees...........................................    $ 15,843
NASD fees...................................................       5,095
Transfer agent's fees.......................................       1,000*
Printing and engraving costs................................      60,000*
Legal fees and expenses.....................................     125,000*
Accounting fees and expenses................................      75,000*
Miscellaneous...............................................      18,062
                                                                --------
     Total..................................................    $300,000
                                                                ========


-------------------------
* Estimated

ITEM 16. EXHIBITS.

The following exhibits have been filed as a part of this Registration Statement:


EXHIBIT
NUMBER
-------
4.01      Specimen certificate representing Common Stock of
          Consolidated Products, Inc. (Incorporated by reference to
          Exhibit 4.01 to the Registrant's Quarterly Report on Form
          10-Q for the fiscal quarter ended April 9, 1997.)
4.02      Amended and Restated Credit Agreement by and between
          Consolidated Products, Inc. and Bank One, Indianapolis, N.A.
          dated December 30, 1994 (amending that earlier credit
          agreement between parties dated as of March 10, 1994 and
          effective as of February 23, 1994, relating to a $5,000,000 revolving line of credit which was not filed pursuant to
          Rule 601 of the Securities and Exchange Commission),
          relating to a $30,000,000 revolving line of credit.
          (Incorporated by reference to Exhibit 4.06 to the
          Registrant's Quarterly Report on Form 10-Q for the fiscal
          quarter ended December 21, 1994.)
4.03      Note Purchase and Private Shelf Agreement by and between
          Consolidated Products, Inc. and The Prudential Insurance
          Company of America dated as of September 27, 1995 related to
          $39,250,000 senior note agreement and private shelf
          facility. (Incorporated by reference to Exhibit 4.1 to the
          Registrant's Current Report on Form 8-K dated October 6,
          1995.)
4.04      First Amendment to Amended and Restated Credit Agreement by
          and between Consolidated Products, Inc. and Bank One,
          Indianapolis, N.A. dated September 26, 1995. (Incorporated by reference to Exhibit 4.2 to the Registrant's Current
          Report on Form 8-K dated October 6, 1995.)
4.05      Second Amendment to Amended and Restated Credit Agreement by
          and between Consolidated Products, Inc. and Bank One,
          Indianapolis, N.A., effective January 31, 1997.
          (Incorporated by reference to Exhibit 4.05 to the
          Registrant's Quarterly Report on Form 10-Q for the fiscal
          quarter ended April 9, 1997.)
4.06      Amendment No. 1 to Note Purchase and Private Shelf Agreement
          by and between The Prudential Insurance Company of America dated as of April 28, 1997 related to senior note and
          private shelf facility. (Incorporated by reference to
          Exhibit 4.06 to Registrant's Quarterly Report on Form 10-Q
          for the fiscal quarter ended April 9, 1997.)
5.01      Opinion of Ice Miller Donadio & Ryan.
23.01     Consent of Ice Miller Donadio & Ryan. (Included in Exhibit
          5.01.)
23.02     Consent of Ernst & Young LLP.*
24.01     Power of Attorney. (See the Signature Page to this
          Registration Statement.)


-------------------------

* Exhibits filed as a part of this Amendment.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF INDIANAPOLIS, STATE OF INDIANA, ON MAY 21, 1997.


                                          CONSOLIDATED PRODUCTS, INC.

                                          By: /s/ ALAN B. GILMAN
                                            ------------------------------------
                                                 Alan B. Gilman, President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MAY 21, 1997.



/s/ E. W. KELLEY*                                      Director
---------------------------------------------------
E. W. Kelley

/s/ ALAN B. GILMAN                                     President (Principal Executive Officer) and
---------------------------------------------------    Director
Alan B. Gilman

/s/ JAMES W. BEAR                                      Senior Vice President, Administration and
---------------------------------------------------    Finance and Treasurer (Principal Financial
James W. Bear                                          Officer)

/s/ S. SUE ARAMIAN*                                    Director
---------------------------------------------------
S. Sue Aramian

/s/ ALVA T. BONDA*                                     Director
---------------------------------------------------
Alva T. Bonda

/s/ NEAL GILLIATT*                                     Director
---------------------------------------------------
Neal Gilliatt

/s/ CHARLES E. LANHAM*                                 Director
---------------------------------------------------
Charles E. Lanham

/s/ J. FRED RISK*                                      Director
---------------------------------------------------
J. Fred Risk

                                                       Director
---------------------------------------------------
John W. Ryan

/s/ JAMES WILLIAMSON, JR.*                             Director
---------------------------------------------------
James Williamson, Jr.

/s/ GREGORY G. FEHR                                    Vice President and Controller (Principal
---------------------------------------------------    Accounting Officer)
Gregory G. Fehr



*By: /s/ ALAN B. GILMAN


     ------------------------------

            Alan B. Gilman,
            Attorney-in-fact

                                 EXHIBIT INDEX


                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
NUMBER                            DESCRIPTION                               PAGE
-------                           -----------                           ------------

4.01      Specimen certificate representing Common Stock of
          Consolidated Products, Inc. (Incorporated by reference to
          Exhibit 4.01 to the Registrant's Quarterly Report on Form
          10-Q for the fiscal quarter ended April 9, 1997.)
4.02      Amended and Restated Credit Agreement by and between
          Consolidated Products, Inc. and Bank One, Indianapolis, N.A.
          dated December 30, 1994 (amending that earlier credit agreement between parties dated as of March 10, 1994 and effective as of February 23, 1994, relating to a $5,000,000 revolving line of credit which was not filed pursuant to Rule 601 of the Securities and Exchange Commission), relating to a $30,000,000 revolving line of credit.
          (Incorporated by reference to Exhibit 4.06 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 21, 1994.)
4.03      Note Purchase Agreement by and between Consolidated
          Products, Inc. and The Prudential Insurance Company of
          America dated as of September 27, 1995 related to $39,250,000 senior note agreement and private shelf facility. (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated October 6,
          1995.)
4.04 First Amendment to Amended and Restated Credit Agreement by and between Consolidated Products, Inc. and Bank One,
          Indianapolis, N.A. dated September 26, 1995. (Incorporated by reference to Exhibit 4.2 to the Registrant's Current
          Report on Form 8-K dated October 6, 1995.)
4.05 Second Amendment to Amended and Restated Credit Agreement by and between Consolidated Products, Inc. and Bank One,
          Indianapolis, N.A., effective January 31, 1997.
          (Incorporated by reference to Exhibit 4.05 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 9, 1997.)
4.06 Amendment No. 1 to Note Purchase and Private Shelf Agreement by and between The Prudential Insurance Company of America dated as of April 28, 1997 related to senior note and private shelf facility. (Incorporated by reference to Exhibit 4.06 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 9, 1997.)
5.01      Opinion of Ice Miller Donadio & Ryan.
23.01     Consent of Ice Miller Donadio & Ryan. (Included in Exhibit
          5.01.)
23.02     Consent of Ernst & Young LLP.*
24.01     Power of Attorney. (See the Signature Page to this
          Registration Statement.)


-------------------------

* Exhibits filed as a part of this Amendment.